Annual Meeting
February 24, 2004

Bank of Montreal
Notice of Annual Meeting of Shareholders and Proxy Circular

Your Vote Counts...

Registered Shareholders

You will have received a form of proxy from Bank of Montreal’s transfer agent, Computershare Trust Company of Canada. Complete, sign and mail your form of proxy in the postage prepaid envelope provided or fax to the number indicated on the form. To vote in person at the meeting, see page 3 of the Proxy Circular.

Non-Registered Shareholders

Your shares are held in the name of a nominee (securities broker, trustee or other financial institution).

     You will have received a request for voting instructions from your broker. Follow the instructions on your Voting Instruction Form to vote by telephone, Internet or fax, or complete, sign and mail the Voting Instruction Form in the postage prepaid envelope provided. To vote in person at the meeting, see the shaded box on page 4 of the Proxy Circular.

Table of Contents

Invitation to Shareholders	1
Notice of Annual Meeting of Shareholders of Bank of Montreal	2
Proxy Circular
Q&A on Proxy Voting	3
Business of the Meeting
• Financial Statements	5
• Election of the Board of Directors	5
• Appointment of Auditor	5
• Amendment to Special By-law “A”	5
• Shareholder Proposals	6
Nominees for Election to Board of Directors	7
Board of Directors Compensation/Attendance	11
Reports
• Audit Committee	13
• Conduct Review Committee	14
• Governance and Nominating Committee	15
• Human Resources and Management Compensation Committee	16
• Risk Review Committee	17
Statement of Executive Compensation	18
Executive Compensation	22
Directors, Executive Officers and Senior Officers – Indebtedness	27
Performance Graph	28
Directors’ and Officers’ Insurance	28
Additional Information	28
Directors’ Approval	28
Schedule 1 – Governance Practices and Charter of Expectations for Directors	29
Schedule 2 – Notice of Change of Auditors	35
Schedule 3 – Shareholder Proposals	39

 Invitation to Shareholders

It is my great pleasure to invite you, as a valued shareholder of Bank of Montreal, to join the Board of Directors and senior leadership team at our annual meeting on February 24, 2004 at the magnificently restored Carlu event centre in downtown Toronto.

Amid these historic surroundings, which in an earlier era housed the fabled Lady Eaton Auditorium and Round Room Restaurant, you will have a first-hand opportunity to review and critique the Bank’s performance in 2003, to hear of our plans for 2004, and to ask questions on either or both.

     If you cannot attend this meeting in person, you can still participate by exercising the power of your proxy vote in a simple procedure that is fully explained in the attached Proxy Circular.

     Should you need more information, you can find it at our corporate website, www.bmo.com. Available online is the full text of the Annual Report 2003, as well as quarterly results and a series of presentations that we made to the investment community over the course of the year.

     One way or another, I urge you to please make sure your vote counts.

Sincerely,

/s/ Tony Comper Tony Comper Chairman and Chief Executive Officer BMO Financial Group January 5, 2004

Bank of Montreal Proxy Circular   1

Notice of Annual Meeting of Shareholders of Bank of Montreal

The 2004 Annual Meeting of Shareholders of Bank of Montreal will commence at 9:30 a.m. (Eastern Standard Time) on Tuesday, February 24, 2004 in the Concert Hall, The Carlu, 444 Yonge Street, 7th Floor, Toronto, Ontario, and will have the following purposes:

1.	To receive the financial statements of the Bank for the year ended October 31, 2003 and the auditors’ report on those statements;

2.	To elect the Board of Directors for 2004;

3.	To appoint an auditor for 2004;

4.	To consider and, if thought fit, confirm by Special Resolution an amendment to Special By-law “A” — Remuneration of Directors;

5.	To consider shareholder proposals, attached as Schedule 3 of the Proxy Circular; and

6.	To transact any other business properly before the meeting.

Shareholders as at January 5, 2004 will be entitled to vote at the meeting. The number of eligible votes* that may be cast at this meeting is 502,077,261, such number being the total number of Common Shares of the Bank outstanding on January 5, 2004.

If you cannot attend the meeting in person, please complete the enclosed form of proxy and return it in the postage prepaid envelope provided, or fax it to 1-866-249-7775 within Canada and the United States or 416-263-9524 for all other countries. For your vote to be recorded, your proxy must be in the hands of Computershare Trust Company of Canada, by fax at the numbers noted above, or by mail at its Toronto office, no later than 5:00 p.m. (Eastern Standard Time) on Monday, February 23, 2004.

By order of the Board of Directors,

/s/ Velma J. Jones Velma J. Jones Vice-President and Secretary January 5, 2004

* The actual number of eligible votes may be less due to voting restrictions set forth in the Bank Act.

2   Bank of Montreal Proxy Circular

Proxy Circular
All information is as at December 31, 2003, unless otherwise indicated.

Q&A on Proxy Voting

Q:	What am I voting on?
A:	Shareholders are voting on the election of directors to the Board of the Bank for 2004, the appointment of an auditor for the Bank for 2004, the Special Resolution confirming an amendment to Special By-law “A” — Remuneration of Directors, and shareholder proposals.

Q:	Who is entitled to vote?
A:	Shareholders as at the close of business on January 5, 2004 are entitled to vote. Each Common Share is entitled to one vote on those items of business identified in the Notice of Annual Meeting of Shareholders of Bank of Montreal, except shares of the Bank which are beneficially owned by: the Government of Canada or of a province or any of their agencies; or the government of a foreign country or any political subdivision thereof or any of its agencies; or any person who has acquired more than 10% of any class of shares of the Bank without the approval of the Minister of Finance.

If you acquired your shares after January 5, 2004, please refer to the answer to the question “What if ownership of shares has been transferred after January 5, 2004?” on page 4 to determine how you may vote such shares.

Q:	How do I vote?
A:	There are two ways you can vote your shares if you are a registered shareholder. You may vote in person at the meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the meeting. If your shares are held in the name of a nominee, please see the shaded box on page 4 for voting instructions.

Q:	What if I plan to attend the meeting and vote in person?
A:	If you are a registered shareholder and plan to attend the meeting on February 24, 2004 and wish to vote your shares in person at the meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting.

If your shares are held in the name of a nominee, please see the shaded box on page 4 for voting instructions.

Q:	Who is soliciting my proxy?
A:	The enclosed form of proxy is being solicited by Bank of Montreal and the associated costs will be borne by the Bank. The solicitation will be made primarily by mail but may also be made by telephone, in writing or in person by employees of the Bank and/or Computershare Trust Company of Canada. The Bank will also use the services of an outside agency, Georgeson Shareholder Communications Canada Inc., to solicit proxies, at a cost of approximately $35,000.

Q:	What if I sign the form of proxy enclosed with this circular?
A:	Signing the enclosed form of proxy gives authority to Tony Comper or Blair MacAulay, each of whom is a director of the Bank, or to another person you have appointed, to vote your shares at the meeting.

Q:	Can I appoint someone other than these directors to vote my shares?
A:	Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy. Note, however, that the terms of the Bank Act disallow voting by persons representing those entities referred to in the answer to the question “Who is entitled to vote?”

It is important to ensure that any other person you appoint is attending the meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the meeting, present themselves to a representative of Computershare Trust Company of Canada.

Q:	What do I do with my completed proxy?
A:	Return it to the Bank’s transfer agent, Computershare Trust Company of Canada, in the envelope provided, or by fax to 1-866-249-7775 within Canada and the United States or 416-263-9524 for all other countries, so that it arrives no later than 5:00 p.m. (Eastern Standard Time) on Monday, February 23, 2004. This will ensure that your vote is recorded.

Q:	If I change my mind, can I take back my proxy once I have given it?
A:	Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered to the Secretary of the Bank at the following address no later than 5:00 p.m. (Eastern Standard Time) on Monday, February 23, 2004 or to the Chairman on the day of the meeting, February 24, 2004, or any adjournment of the meeting.

Bank of Montreal Corporate Secretary’s Department 21st Floor, 1 First Canadian Place Toronto, Ontario M5X 1A1 Attention: Velma J. Jones, Vice-President and Secretary Fax: 416-867-6793

Q:	How will my shares be voted if I give my proxy?
A:	The persons named on the form of proxy must vote for or against or withhold from voting your shares in accordance with your directions or you can let your proxyholder decide for you. In the absence of such directions, proxies received by management will be voted in favour of the election of directors to the Board, the appointment of an auditor and the Special Resolution confirming an amendment to Special By-law “A” — Remuneration of Directors, against the shareholder proposals 1, 2 and 3 and for proposal 4 set out in Schedule 3 of this Proxy Circular.

Bank of Montreal Proxy Circular   3

Q&A on Proxy Voting (continued)

Q:	What if amendments are made to these matters or if other matters are brought before the meeting?
A:	The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders of Bank of Montreal and with respect to other matters which may properly come before the meeting.
As of the time of printing of this Proxy Circular, management of the Bank knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the form of proxy will vote on them in accordance with their best judgement.

Q:	How many shares are entitled to vote?
A:	As of January 5, 2004, there were outstanding 502,077,261 Common Shares of the Bank. Subject to the terms of the Bank Act restricting the voting of shares (see “Who is entitled to vote?” on page 3), each registered shareholder has one vote for each Common Share held at the close of business on January 5, 2004.
To the knowledge of the directors and officers of the Bank, as of December 31, 2003 no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the outstanding Common Shares of the Bank.

Q:	What if ownership of shares has been transferred after January 5, 2004?
A:	The person who acquired such shares after January 5, 2004 must produce properly endorsed share certificates or otherwise establish that he or she owns the shares and must ask the Bank no later than 5:00 p.m. (Eastern Standard Time) on Friday, February 13, 2004 that his or her name be included in the list of shareholders before the meeting in order to be entitled to vote these shares at the meeting.

Q:	How will the votes be counted?
A:	Except as provided in the Bank Act, each question brought before the meeting, with the exception of the Special Resolution, is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the meeting is entitled to a second or casting vote. The Special Resolution confirming an amendment to Special By-law “A” — Remuneration of Directors requires an affirmative vote of not less than two-thirds of the votes cast on the matter by shareholders.

Q:	Who counts the votes?
A:	The Bank’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Bank to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Bank only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:	If I need to contact the transfer agent, how do I reach them?
A:	You can contact the transfer agent by mail at:
Computershare Trust Company of Canada Proxy Department P.O. Box 4599, Station A Toronto, Ontario M5W 4Y4

or by telephone: • within Canada and the United States at 1-800-340-5021 • all other countries (514) 982-7800

Q:	If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?
A:	There are two ways you can vote your shares held by your nominee. As required by Canadian securities legislation, you will have received from your nominee either a request for voting instructions or a form of proxy for the number of shares you hold.
For your shares to be voted for you, please follow the voting instructions provided by your nominee.
Since the Bank has limited access to the names of its non-registered shareholders, if you attend the meeting the Bank may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the meeting, insert your own name in the space provided on the request for voting instructions or form of proxy to appoint yourself as proxyholder and return same in the envelope provided. Do not otherwise complete the form as your vote will be taken at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting.

Q:	What is the final date to submit a shareholder proposal for the 2005 Annual Meeting?
A:	The final date for submitting shareholder proposals to the Bank is November 25, 2004.

4   Bank of Montreal Proxy Circular

Business of the Meeting

1.  Financial Statements

The Consolidated Financial Statements for the year ended October 31, 2003 are included in the Annual Report 2003 mailed to shareholders with the Notice of Annual Meeting of Shareholders and Proxy Circular.

2.  Election of the Board of Directors

The 16 nominees proposed for election as directors of the Bank are listed beginning on page 7. All are currently directors of the Bank. All nominees have established their eligibility and willingness to serve as directors. Directors will hold office until the next Annual Meeting of Shareholders of the Bank or until their successors are elected or appointed.

     Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of the nominees listed beginning on page 7. If, for any reason, at the time of the meeting any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.

3.  Appointment of Auditor

The directors propose that the firm of KPMG LLP be appointed as the auditor of the Bank for the 2004 fiscal year.

     In prior years, the Bank has engaged two audit firms. During the past year, the Audit Committee conducted an extensive review of the Bank’s audit requirements, including the practice of using two audit firms. As part of this review, the Audit Committee concluded that it is in the best interests of the Bank to appoint a single global audit firm to fulfill the requirements of the shareholders’ auditor. The Audit Committee conducted a further review to identify the audit firm best suited to meet the Bank’s requirements. This included requests for proposals being sent to the four global auditing firms operating in Canada. At the conclusion of this process, the Audit Committee selected KPMG LLP to be recommended to act as auditor for the upcoming fiscal year. The Board reviewed and concurred with this recommendation.

     During the five financial years ended October 31, 2003, KPMG LLP and PricewaterhouseCoopers LLP (formerly Coopers & Lybrand) served as the Bank’s auditors. KPMG LLP and PricewaterhouseCoopers LLP, or their predecessor firms, have served continuously since 1990 and 1993, respectively, and have also served during various prior periods.

     The Audit Committee’s decision to recommend the appointment of a single global audit firm was in response to the consolidation and increasing globalization among audit firms and the greater importance that investors and regulators are attaching to auditor independence. Appointing a single auditor will continue to provide a high level of assurance to shareholders while expanding the pool of firms the Bank can access for consulting services. As part of the Bank’s leading corporate governance practices, the Board has acted to ensure a strict policy is in place limiting the Shareholders’ Auditors from providing consulting services not related to the audit. All services provided by the Shareholders’ Auditors are pre-approved by the Audit Committee.

     A copy of the Bank’s Notice of Change of Auditors and letters from KPMG LLP and PricewaterhouseCoopers LLP filed with securities regulators are reproduced as Schedule 2 of this Proxy Circular.

     Fees paid to the Shareholders’ Auditors during the years ended October 31, 2003 and 2002 were as follows:

Fees in millions of dollars (1)	2003	2002

Audit fees	$8.7	$7.5
Audit-related fees (2)	0.8	0.7
Tax advisory fees	3.5	4.5
Other fees (3)	2.0	34.2

Total	$15.0	$46.9

(1)	The classification of fees is based on the Securities and Exchange Commission definitions that were finalized in January 2003. The 2002 comparative fees have been adjusted to be consistent with the 2003 definitions. For 2002, other fees do not include fees for corporate recovery services, which were reported for the first time in 2003.
(2)	Audit-related fees for 2003 primarily relate to fees paid for accounting advice and pension audits.
(3)	Other fees for 2003 primarily include fees paid for corporate recovery services. For 2002, other fees include $32.1 million paid to PwC Consulting prior to October 1, 2002 for information technology design and implementation. Effective October 1, 2002, PricewaterhouseCoopers LLP sold its consulting practice, PwC Consulting, to IBM.

4.  Amendment to Special By-law “A” — Remuneration of Directors

Special By-law “A” currently provides that the aggregate of all amounts that may be paid to all directors of the Bank in a year as remuneration for their services as directors may not exceed $2,000,000 plus such number of options to purchase Common Shares of the Bank as granted pursuant to the Non-Officer Director Stock Option Plan (the “Director Option Plan”). The annual aggregate remuneration currently being paid to directors is within the limit specified in the By-law. However, the Governance and Nominating Committee of the Board has recommended that the granting of options under the Director Option Plan be terminated and replaced with an equivalent value cash remuneration. Options already granted under the Director Option Plan would remain in effect.

     For this reason, it is considered appropriate at this time to amend the limit on the aggregate amount payable to all directors as remuneration to $3,000,000 while at the same time terminating the granting of future options under the Director Option Plan.

     As required under the Deferred Share Unit Plan for Non-Employee Directors, a director is required to take at least 50% of his/her annual retainer in the form of either Common Shares or Deferred Share Units. Further, a Board Policy requires that until a director’s shareholdings are greater than six times his/her annual retainer a director is required to take all remuneration in either Common Shares or Deferred Share Units.

Bank of Montreal Proxy Circular   5

Business of the Meeting (continued)

     The Special Resolution that will be presented for the approval of shareholders requires an affirmative vote of not less than two-thirds of the votes cast on the matter by shareholders, and is as follows:

“THAT, as approved by the Board of Directors on December 16, 2003, the replacement of existing Special By-law “A” of the Bank with the following amended and restated Special By-law “A” be and is hereby confirmed:

‘Special By-law “A” — Remuneration of Directors

In each fiscal year after 2003 the total of all amounts that may be paid by the Bank to all directors of the Bank as remuneration for their services as directors shall not exceed $3,000,000.

No options to purchase Common Shares of the Bank pursuant to the Non-Officer Director Stock Option Plan will be granted subsequent to November 1, 2003. Options to purchase Common Shares of the Bank granted prior to November 1, 2003 will remain in effect.

The annual remuneration of any single director depends on the nature and frequency of the services performed during the year by the director as a director, and shall be paid in accordance with rates to be determined from time to time by the directors.’”

5.  Shareholder Proposals

Shareholder proposals submitted for the consideration of shareholders are attached as Schedule 3 of this Proxy Circular.

6   Bank of Montreal Proxy Circular

Nominees for Election to Board of Directors

Stephen E. Bachand
Ponte Vedra Beach, Florida

Director since
July 1,1999

Common Shareholdings:	28,200
Deferred Share Units:	10,670
Options:	10,500

Stephen Bachand, 65, a Corporate Director, is the former President and Chief Executive Officer of Canadian Tire Corporation, Limited. He currently serves on the boards of Canadian Pacific Railway Limited and Fairmont Hotels & Resorts Inc. In addition, at different times during the period from 1999 to 2003, Mr. Bachand served as a director of the following publicly traded companies: Canadian Tire Corporation, Limited, Krystal Bond Inc. and Canadian Pacific Limited. He graduated from Williams College in Williamstown, Massachusetts with a B.A. and from the Darden School of the University of Virginia with an M.B.A.

     Mr. Bachand chairs the Bank’s Human Resources and Management Compensation Committee and is a member of its Governance and Nominating Committee.

David R. Beatty, O.B.E.
Toronto, Ontario

Director since
January 20,1992

Common Shareholdings:	4,000
Deferred Share Units:	13,789
Options:	10,500

David Beatty, 61, is Chairman and Chief Executive Officer of Beatinvest Limited, a holding company, and is the former Chairman and Chief Executive Officer of Old Canada Investment Corporation Limited, an investment management company. Mr. Beatty is the Managing Director of the Canadian Coalition for Good Governance, an organization that represents 30 pension funds, mutual funds and money managers with over $500 billion in assets. Mr. Beatty is a director of First Service Corporation, Garbell Holdings Limited, Goldcorp Inc. and Inmet Mining Corporation. In addition, at different times during the period from 1999 to 2003, Mr. Beatty also served as a director of the following publicly traded companies: Quebecor Media Inc., Strongco Inc. and Invesprint Corporation. He is Professor of Strategic Management and director of the Clarkson Centre for Business Ethics and Board Effectiveness at the University of Toronto’s Rotman School of Management. Mr. Beatty is Honorary Consul to Canada for the Government of Papua New Guinea and in 1993 was awarded the O.B.E. A graduate in economics from Trinity College of the University of Toronto, he was a Nuffield Scholar at Queen’s College, Cambridge, where he obtained an M.A.

     Mr. Beatty chairs the Bank’s Risk Review Committee and is a member of its Governance and Nominating Committee.

Robert Chevrier, F.C.A.
Ile des Sœurs, Quebec

Director since
February 29,2000

Common Shareholdings:	10,000
Preferred Shareholdings:	2,000
(Class B, Series 4)
Deferred Share Units:	6,775
Options:	10,500

Robert Chevrier, 60, is President of Société de gestion Roche Inc., a management and investment company. He was formerly Chairman and Chief Executive Officer of Rexel Canada Inc. He also serves as a director of Transcontinental Inc., CGI Group Inc., Cascades Inc. and Richelieu Hardware Ltd. In addition, at different times during the period from 1999 to 2003, Mr. Chevrier served as a director of the following publicly traded companies: Donohue Inc., Les Boutiques San Francisco Inc. and Westburne Inc. He is a graduate of Concordia University and is a Fellow of the Canadian Institute of Chartered Accountants.

     Mr. Chevrier is a member of the Bank’s Audit and Conduct Review Committees and a director of The Pension Fund Society of Bank of Montreal.

F. Anthony Comper
Toronto, Ontario

Director since
January 15,1990

Common Shareholdings:	73,641
Deferred Stock Units*:	244,672

Tony Comper, 58, is Chairman and Chief Executive Officer of BMO Financial Group. He was appointed Chief Executive Officer in February 1999 and Chairman in July 1999. In over three decades with the Bank, he has served in virtually all its major operating areas. Mr. Comper serves on the Board of Directors of the Bank and of its subsidiaries, Harris Bankcorp, Inc., Harris Trust and Savings Bank and BMO Nesbitt Burns Corporation Limited. During the last five years, Mr. Comper did not serve as a director of any publicly traded companies. He is a member of the Board of Directors of the International Monetary Conference, Vice-Chair of the C.D. Howe Institute, a director of Catalyst – New York, Chair of Catalyst’s Canadian Board of Advisors, a member of the North American Policy Committee of the Canadian Council of Chief Executives and a member of the International Business Leaders Advisory Council of the Mayor of Beijing. Mr. Comper also serves as Chair of the Campaign for the University of Toronto.

Notes

Common and Preferred Shareholdings of the Bank as listed for all nominees are those over which control or direction is exercised as at December 31, 2003. Deferred Share Units and Options are as at December 31, 2003. For a description of Deferred Share Units and Options under the non-officer director plans see pages 11 and 12.

*Mr. Comper does not receive compensation for his services as director and he is not entitled to receive Deferred Share Units or Options under the non-officer director plans, both as described on pages 11 and 12. Mr. Comper received Deferred Stock Units under the Bank’s Deferred Stock Unit Plan, Performance Share Units under the Bank’s Mid-Term Incentive Plan and Options under the Bank’s Stock Option Plan, as described in the Statement of Executive Compensation.

Bank of Montreal Proxy Circular   7

Nominees for Election to Board of Directors (continued)

Ronald H. Farmer
Toronto, Ontario

Director since
November 25, 2003

Common Shareholdings:	4,000
Deferred Share Units:	—
Options:	—

Ron Farmer, 53, is Managing Director of Mosaic Capital Partners, a Toronto-based private equity firm. Prior to joining Mosaic in 2003, he spent 25 years with McKinsey & Company, serving as the Managing Partner for the Canadian practice from 1991 to 1997 and as a senior Director from 1998 until his retirement in December 2002. Mr. Farmer is a director of Integran Technologies, Flatiron Information Services and Signature Health Partners, as well as several not-for-profit organizations. He did not serve as a director of any other publicly traded companies during the period from 1999 to 2003. He holds a B.A. and an M.B.A. from the University of Western Ontario.

     Mr. Farmer will serve as a member of the Bank’s Human Resources and Management Compensation Committee.

David A. Galloway
Toronto, Ontario

Director since
February 24, 1998

Common Shareholdings:	2,000
Deferred Share Units:	12,099
Options:	10,500

David Galloway, 60, a Corporate Director, is the former President and Chief Executive Officer of Torstar Corporation. He is Chairman of the Board of Trustees of the Hospital for Sick Children and serves on the following company boards: Hudson’s Bay Company, Toromont Industries Ltd., E.W. Scripps Company and Bankmont Financial Corp. In addition, at different times during the period from 1999 to 2003, Mr. Galloway also served as a director of the following publicly traded companies: Clearnet Corporation, Corel Corporation, Torstar Corporation, Visible Genetics Inc. and Westburne Corporation. Mr. Galloway has a B.A. (Hons.) in political science and economics from the University of Toronto and an M.B.A. from Harvard Business School.

     Mr. Galloway is a member of the Bank’s Risk Review Committee and Human Resources and Management Compensation Committee. He is also a member of the Risk Oversight Committee at Bankmont Financial Corp.

Eva Lee Kwok
Vancouver, British Columbia

Director since
September 14, 1999

Common Shareholdings:	3,000
Deferred Share Units:	8,567
Options:	10,500

Eva Lee Kwok, 61, is Chair and Chief Executive Officer of Amara International Investment Corp., a private corporation with diversified interests focused on real estate and land development, cross-cultural management and strategic partnerships. She also serves as a director of the following companies: Husky Energy Inc. and CK Life Sciences Int’l., (Holdings) Inc. In addition, at different times during the period from 1999 to 2003, Mrs. Kwok served as a director of the following publicly traded companies: Air Canada, Clarica Life Insurance Company, Fletcher Challenge Canada and Telesystem International Wireless Inc. Mrs. Kwok has an M.Sc. in nutrition from King’s College, University of London.

     Mrs. Kwok is a member of the Bank’s Audit and Conduct Review Committees.

J. Blair MacAulay
Oakville, Ontario

Director since
December 13, 1971

Common Shareholdings:	20,000
Deferred Share Units:	22,424
Options:	10,500

Blair MacAulay, 69, was for many years a partner at Fraser Milner Casgrain LLP, Barristers and Solicitors, Toronto, and is now “of Counsel” to the firm. He serves on the boards of The Great-West Life Assurance Company, London Life Insurance Company, Canada Life and Great-West Lifeco Inc. In addition, at different times during the period from 1999 to 2003, Mr. MacAulay served as a director of the following publicly traded companies: Cambridge Shopping Centres Limited, Moffat Communications Ltd. and Strongco Inc. Mr. MacAulay was called to the bar in Manitoba in 1960 and in Ontario in 1977.

     Mr. MacAulay is Lead Director of the Board of the Bank. He chairs the Governance and Nominating Committee and is a member of the Human Resources and Management Compensation Committee.

8   Bank of Montreal Proxy Circular

Hon. Frank McKenna,
P.C., Q.C.
Cap Pelé, New Brunswick

Director since
February 24, 1998

Common Shareholdings:	1,000
Deferred Share Units:	12,396
Options:	10,500

Frank McKenna, 55, is Counsel with the Atlantic law firm of McInnes Cooper in Moncton and is the former Premier of New Brunswick (1987–1997). He holds several corporate directorships, including: CanWest Global Communications Corp., Noranda Inc., General Motors of Canada Ltd., Shoppers Drug Mart Corporation, UPS and Zenon Environmental Inc. In addition, for a time during the period from 1999 to 2003, Mr. McKenna served as a director of the publicly traded company, Bruncor Inc. Mr. McKenna participates in volunteer activities and continues to promote economic development in the Atlantic region. Mr. McKenna holds a B.A. from St. Francis Xavier University, carried out postgraduate studies in political science at Queen’s University and received his law degree from the University of New Brunswick.

     Mr. McKenna chairs the Bank’s Conduct Review Committee, is a member of the Audit Committee and is a director of The Pension Fund Society of Bank of Montreal.

Bruce H. Mitchell
Toronto, Ontario

Director since
August 17, 1999

Common Shareholdings:	20,000
Deferred Share Units:	8,964
Options:	10,500

Bruce Mitchell, 57, is Chairman and Chief Executive Officer of Permian Industries Limited, a Toronto-based management and holding company with interests in the North American auto parts, food processing and technology industries. Mr. Mitchell has served on the board and executive committees of Ridley College and UNICEF Canada, is a councillor of Queen’s University and is a director of CFM Corporation, GSW Inc. and The Canadian Institute for Advanced Research. He did not serve as a director of any other publicly traded companies during the period from 1999 to 2003. He holds a B.Sc. from Queen’s University and an M.B.A. from Harvard University.

     Mr. Mitchell is a member of the Bank’s Risk Review Committee and Governance and Nominating Committee.

Philip S. Orsino, F.C.A.
Caledon, Ontario

Director since
July 1, 1999

Common Shareholdings:	7,608
Deferred Share Units:	6,241
Options:	10,500

Philip Orsino, 49, is President and Chief Executive Officer of Masonite International Corporation (formerly Premdor Inc.), an integrated global building products company with operating facilities in North America, South America, Europe, Asia and Africa. Mr. Orsino is an active volunteer and is involved in many community activities. He currently serves as a member of the board and Chairman of the Finance and Audit Committee of the University Health Network. A published author and member of the Young Presidents’ Organization, Mr. Orsino is the recipient of the 2003 Canada’s Outstanding CEO of the Year Award and won the 1998 Entrepreneur of the Year Award for Manufacturing sponsored by Ernst Young International. He currently serves as a director of Clairvest Group Inc. In addition, at different times during the period from 1999 to 2003, Mr. Orsino served as a director of the following publicly traded companies: The T. Eaton Co. Ltd. and Voxcom Incorporated.

     Mr. Orsino is a member of the Bank’s Audit and Conduct Review Committees.

J. Robert S. Prichard,
O.C., O. Ont.
Toronto, Ontario

Director since
July 18, 2000

Common Shareholdings:	4,000
Deferred Share Units:	5,977
Options:	10,500

Robert Prichard, 54, is President and Chief Executive Officer of Torstar Corporation, a broadly based Canadian media company. Torstar Corporation has two principal businesses: newspapers, led by The Toronto Star, Canada’s largest daily, and book publishing, through Harlequin Enterprises, the leading global publisher of women’s fiction. He is also President Emeritus of the University of Toronto, having served as President from 1990 to 2000. Mr. Prichard is a director of Onex Corporation, George Weston Ltd. and Four Seasons Hotels Inc. In addition, at different times during the period from 1999 to 2003, Mr. Prichard served as a director of the following publicly traded companies: 724 Solutions Inc., Brascan Corporation, Gildan Activewear Inc., Moore Corporation, St. Lawrence Cement Group Inc., Tesma International Inc. and Visible Genetics Inc. He was appointed an Officer of the Order of Canada in 1994 and received the Order of Ontario in 2000.

     Mr. Prichard is a member of the Bank’s Human Resources and Management Compensation Committee.

Bank of Montreal Proxy Circular   9

Nominees for Election to Board of Directors (continued)

Jeremy H. Reitman
Montreal, Quebec

Director since
January 19, 1987

Common Shareholdings:	10,000
Deferred Share Units:	18,645
Options:	10,500

Jeremy Reitman, 58, is President, Chief Executive Officer and a director of Reitmans (Canada) Limited, a retailing company. He is also a member of the Board of Governors of McGill University. During the period from 1999 to 2003, Mr. Reitman did not serve as a director of any publicly traded companies. A lawyer by profession, Mr. Reitman studied at Dartmouth College, Hanover, New Hampshire (A.B.) and McGill University (B.C.L.).

     In addition to chairing the Bank’s Audit Committee, he is a member of the Governance and Nominating Committee and Conduct Review Committee and is an ex officio member of the Risk Review Committee.

Joseph L. Rotman, O.C.
Toronto, Ontario

Director since
October 15, 1999

Common Shareholdings:	27,925
Deferred Share Units:	7,362
Options:	10,500

Mr. Rotman, 68, is Chairman of Roy-L Capital Corporation, a private investment company. He serves as a director of Barrick Gold Corporation, Clairvest Group Inc. and Masonite International Corporation. In addition, at different times during the period from 1999 to 2003, Mr. Rotman served as a director of the following publicly traded companies: TrizecHahn Corporation and Livent Inc. Mr. Rotman is a member of the Governing Council of the Canadian Institutes of Health Research, as well as Chair of the Ontario Genomics Institute and a member of the Governing Council and Executive Committee of the University of Toronto. He is also Chair of the Research Advisory Committee and a member of the Board of Trustees of Baycrest Centre for Geriatric Care, and a Board member of MARS (Medical and Related Sciences Discovery District) and of the C.D. Howe Institute.

     Mr. Rotman is a member of the Bank’s Risk Review Committee and a director of The Pension Fund Society of Bank of Montreal.

Guylaine Saucier,
C.M., F.C.A.
Montreal, Quebec

Director since
May 1, 1992

Common Shareholdings:	8,090
Preferred Shareholdings:	400
(Class B, Series 4) Deferred Share Units:	16,109
Options:	10,500

Guylaine Saucier, 57, is a Corporate Director who serves on the boards of Nortel Networks Corporation, AXA Assurance Inc., Petro-Canada, Tembec Inc., Altran Technologies, Fondation du Musée des Beaux Arts and the International Federation of Accountants. During the period from 1999 to 2003, Mme Saucier did not serve as a director of any other publicly traded companies. She is a former Chairman of the Board of Directors of the Canadian Broadcasting Corporation, a former director of the Bank of Canada, a former Chair of the Canadian Institute of Chartered Accountants (CICA), was Chair of the Joint Committee on Corporate Governance established by the CICA, the Toronto Stock Exchange and the Canadian Venture Exchange, and was the first woman to serve as President of the Quebec Chamber of Commerce. Mme Saucier obtained a B.A. from Collège Marguerite-Bourgeois and a B.Comm. from the École des hautes études commerciales, Université de Montréal. She is a Fellow of the CICA and a member of the Order of Canada.

     In addition to chairing the board of The Pension Fund Society of Bank of Montreal, Mme Saucier is a member of the Bank’s Audit and Conduct Review Committees.

Nancy C. Southern
Calgary, Alberta

Director since
September 1, 1996

Common Shareholdings:	8,390
Deferred Share Units:	3,920
Options:	10,500

Nancy Southern, 47, is President and Chief Executive Officer of ATCO Ltd. and Canadian Utilities Limited and a director of both corporations. ATCO Group is an Alberta-based corporation with companies actively engaged in power generation, utilities, logistics and energy services, industrials and technologies. She is also a director of Shell Canada Ltd., Akita Drilling Ltd. and Sentgraf Enterprises Ltd. and Executive Vice-President of Spruce Meadows, renowned as one of the world’s finest show jumping facilities. Ms. Southern did not serve as a director of any other publicly traded companies during the period from 1999 to 2003. Ms. Southern was born and raised in Calgary and has been involved in many community endeavours.

     Ms. Southern is a member of the Bank’s Risk Review Committee.

10   Bank of Montreal Proxy Circular

Board of Directors Compensation/Attendance

How is the Board Compensated?

Directors’ compensation is paid only to non-employee directors.

•	Annual retainer: $55,000 per year

•	Board meeting fee: $1,500 per meeting

•	Committee meeting fee: $1,500 per meeting

•	Committee Chair retainers: Audit Committee $35,000; Human Resources and Management Compensation Committee $25,000; Risk Review Committee $25,000; Conduct Review Committee $15,000

•	Lead Director and Chair, Governance and Nominating Committee (a combined role): $60,000

•	Travel fees: $1,500 per trip for directors having to travel more than 1,000 km from their principal residence to participate in a meeting or series of meetings

•	Related travel and out-of-pocket expenses

Notes

During the course of the year, five non-employee directors of the Bank served as directors of subsidiaries and affiliates, for which they received additional compensation as follows:

Bankmont Financial Corp. — annual retainer: US$16,000; Board meeting fee: US$2,000; Committee meeting fee: US$1,000. Mr. Galloway is a director of Bankmont Financial Corp.

The Pension Fund Society of Bank of Montreal — no annual retainer; Board meeting fee: $1,500; Chair retainer: $15,000. Mme Saucier and Messrs. Chevrier, McKenna and Rotman are directors of The Pension Fund Society of Bank of Montreal. (Management directors do not receive compensation for their services as directors.)

Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board and Committee meetings of subsidiaries and affiliates.

Deferred Share Unit Plan for Non-Employee Directors

To ensure that directors’ compensation is aligned with shareholders’ interests:

•	50% of a director’s annual retainer must be paid in Common Shares of the Bank (purchased on the open market) or in Deferred Share Units. Directors have the option to receive up to 100% of their annual retainer and meeting fees this way. In fiscal 2003, the 14 non-employee directors (Mr. Farmer was appointed to the Board on November 25, 2003) elected to take all of their annual retainer and meeting fees in Common Shares or Deferred Share Units. Directors are required to hold six times their annual retainer in Common Shares and/or Deferred Share Units and until this position is achieved, directors must take all remuneration in the form of either Common Shares or Deferred Share Units. As at October 31, 2003, all non-employee directors were in compliance with shareholding requirements.

•	A Deferred Share Unit is an amount owed by the Bank to directors having the same value as one Common Share of the Bank, but is not paid out until such time as the director leaves the Board, thereby providing an ongoing equity stake in the Bank throughout the director’s period of Board service. Payment of Deferred Share Units may be in cash or in Common Shares of the Bank purchased on the open market. As at October 31, 2003, the amount owing in respect of Deferred Share Units currently outstanding to Board members was $6,802,399.

•	Only non-employee directors participate.

Shareholdings of Board Members as at December 31, 2003

•	Total Common Shares held by non-employee directors: 158,213

•	Total Deferred Share Units held by non-employee directors: 153,938

•	Total value of Common Shares and Deferred Share Units held by non-employee directors was $16,700,078 based on the closing price of the Bank’s Common Shares on the Toronto Stock Exchange as of December 31, 2003, which was $53.50.

Bank of Montreal Proxy Circular   11

Board of Directors Compensation/Attendance (continued)

Non-Officer Director Stock Option Plan

On July 22, 2003, the Board of Directors resolved that, subject to the approval by shareholders of the amended and restated Special By-law “A” as set out on page 5, no further options will be granted under the Non-Officer Director Stock Option Plan (the Plan). Any options granted under the Plan prior to the date of the resolution will remain outstanding.

     The Plan was approved by shareholders in 2002, and provides for an initial and annual grants to purchase Common Shares to non-officer directors, in amounts to be determined by the Board of Directors. Twenty-five percent of options granted to a participant vest each year after the date of the grant. Under the Plan, 50% of options granted are price-conditioned options, which become exercisable upon the Common Shares trading at the applicable price condition, and 50% of options granted are standard options, which become exercisable upon vesting, except in the case of a director who had attained 62 years of age at the time of the grant, in which case 100% of the grant was standard options.

     The exercise price for options was set at the market value of the Bank’s Common Shares at the time of the grant. Options granted under the Plan may be exercised for a period of ten years from the date of the grant, subject to termination at an earlier date upon the retirement from the Board or death of their holders.

     During fiscal 2003, an annual grant of options to purchase 3,000 Common Shares was made to each director. No options were granted to Mr. Farmer as he was appointed to the Board subsequent to the date of the resolution.

Summary of Board and Committee Meetings Held

For the 12-month period ended October 31, 2003

Board (a)	12
Audit Committee	6
Conduct Review Committee	4
Human Resources and Management Compensation Committee	8
Governance and Nominating Committee	8
Risk Review Committee	7
Pension Fund Society Board (b)	4
Selection Committee (c)	4

Total number of meetings held (d)	53

(a)	In addition to the nine regularly scheduled Board meetings, two Special Board meetings were held; there was also one all-day Board Strategy Session.

(b)	The Pension Fund Society Board is not a Board committee but certain directors of the Bank serve as members.

(c)	For fiscal 2003, the Audit Committee established a Selection Committee to review and make a recommendation concerning the appointment of auditors of BMO Financial Group for fiscal 2004.

(d)	The reduction in Board size and resulting efficiencies have made it possible to dispense with regular Executive Committee meetings; on October 28, 2003, the Board rescinded the Executive Committee mandate.

Summary of Attendance of Directors

For the 12-month period ended October 31, 2003

	Board	Committee
	meetings	meetings
	Director attended	attended (a)

Stephen E. Bachand	11 of 12	16 of 16
David R. Beatty	9 of 12	11 of 15
Robert Chevrier	10 of 12	15 of 18
F. Anthony Comper (b)	12 of 12	29 of 33
David A. Galloway	11 of 12	14 of 15
Eva Lee Kwok	12 of 12	10 of 10
J. Blair MacAulay	12 of 12	16 of 16
Hon. Frank McKenna	12 of 12	14 of 14
Bruce H. Mitchell	11 of 12	15 of 15
Philip S. Orsino	11 of 12	10 of 10
J. Robert S. Prichard	12 of 12	7 of 8
Jeremy H. Reitman	11 of 12	28 of 28
Joseph L. Rotman	11 of 12	11 of 11
Guylaine Saucier	12 of 12	16 of 18
Nancy C. Southern	10 of 12	4 of 7

(a)	Includes attendance at Board meetings of The Pension Fund Society.

(b)	Mr. Comper is not a member of any of the Board Committees; he attended Committee meetings as a management invitee.

12   Bank of Montreal Proxy Circular

Report of the Audit Committee

Members: Jeremy Reitman (Chair), Robert Chevrier, Eva Lee Kwok, Frank McKenna, Philip Orsino, Guylaine Saucier

The Audit Committee supports the Board in overseeing the integrity of the Bank’s financial reporting, its internal control, disclosure control and internal audit function, and its compliance with legal and regulatory requirements. The Committee also reviews and assesses the qualifications, independence and performance of the Bank’s Shareholders’ Auditors.

Year in Review

     The charter setting out the roles and responsibilities of the Audit Committee was reviewed and amended to take into account applicable regulatory requirements, including the rules and regulations issued by the United States Securities and Exchange Commission and the New York Stock Exchange giving effect to the provisions of the United States Sarbanes-Oxley Act, as well as best practices in today’s governance environment.

Financial Reporting

•	Reviewed with management adoption by the Bank of new accounting standards and emerging best practices in response to changes in securities legislation. The Bank’s Chief Executive Officer and Chief Financial Officer continue to certify the Consolidated Financial Statements and related disclosure materials, as required under the Sarbanes-Oxley Act.

•	Reviewed with management and Shareholders’ Auditors: the appropriateness of the Bank’s accounting and financial reporting, the impact of adopting new accounting standards, the accounting treatment of significant risks and uncertainties, the key estimates and judgements of management that were material to the Bank’s financial reporting, and the disclosure of critical accounting policies.

•	Reviewed and recommended for approval by the Board: the Audited Consolidated Financial Statements, Management’s Discussion and Analysis and financial releases on an annual and quarterly basis, and the Annual Information Form on an annual basis. Also reviewed and recommended for approval by their respective Boards the annual Financial Statements of certain subsidiaries. The Committee concluded these documents were complete, fairly presented and in accordance with generally accepted accounting principles that were consistently applied.

Internal Control and Disclosure Control

•	Reviewed the processes involved in evaluating the Bank’s internal control environment. Specifically, the Committee approved the annual audit plan; reviewed quarterly reports of the Chief Auditor related to internal control; evaluated internal audit processes; and reviewed on a regular basis the adequacy of resources and independence of the Corporate Audit function.

•	Reviewed and approved corporate standards and policies relating to internal control and financial governance, as well as the Corporate Audit mandate.

•	Met regularly with the Chief Auditor without management present.

•	Reviewed and approved the Bank’s disclosure policy.

•	Examined key regulatory developments and assessed their implications for the Bank.

•	Reviewed the Bank’s adherence to the Standards of Sound Business and Financial Practices prescribed by the Canada Deposit Insurance Corporation.

•	Examined reports of the Chief Compliance Officer and General Counsel on matters relating to compliance and litigation.

•	Reviewed recommendations of the Shareholders’ Auditors and external regulators, as well as management’s response.

•	Reviewed and approved procedures for handling employee concerns, in compliance with the “whistle-blowing” provisions of the Sarbanes-Oxley Act.

•	Reviewed and recommended for approval by the Board the Code of Ethics for the Chief Executive Officer and Senior Financial Officers required under the Sarbanes-Oxley Act.

•	Assessed and recommended to the Board three Audit Committee Financial Experts to serve on the Audit Committee: Messrs. Chevrier and Orsino and Mme Saucier.

Shareholders’ Auditors

•	Issued a request for proposal for the audit and recommended the appointment of a single firm for fiscal 2004 in response to the consolidation and increasing globalization of audit firms and the growing importance that stakeholders are attaching to auditor independence. Based on the qualifications, independence, proposed audit plans and fees of the firms considered during the proposal process, the Selection Committee — a subcommittee of the Audit Committee — recommended to the Audit Committee and the Audit Committee recommended to the Board KPMG LLP as best positioned to meet the Bank’s extensive service requirements.

•	Reviewed and approved revisions to the Auditor Independence Policy in response to the Sarbanes-Oxley Act and emerging best practices. The revised Policy exceeds regulatory requirements and strictly curtails non-audit services by the Shareholders’ Auditors. The Committee confirmed that appropriate practices are being followed to safeguard the independence of the Shareholders’ Auditors.

•	Reviewed and approved all audit and permitted non-audit services performed by the Shareholders’ Auditors in accordance with the Committee’s Auditor Independence Policy.

•	Reviewed the reports of the Shareholders’ Auditors outlining all relationships between the Shareholders’ Auditors and the Bank to confirm the independence of the Shareholders’ Auditors.

•	Reviewed the performance of the Shareholders’ Auditors, including the scope and results of the audit conducted by the Shareholders’ Auditors, and communications to the Committee that are required under generally accepted auditing standards.

•	Met regularly with the Shareholders’ Auditors without management present.

The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended October 31, 2003.

/s/ Jeremy H. Reitman

Jeremy H. Reitman
Chair
Bank of Montreal Proxy Circular   13

Report of the Conduct Review Committee

Members: Frank McKenna (Chair), Robert Chevrier, Eva Lee Kwok, Philip Orsino, Jeremy Reitman, Guylaine Saucier

The Conduct Review Committee supports the Board in overseeing the Bank’s procedures for complying with the self-dealing provisions of the Bank Act and the standards of business conduct and ethics for the Bank’s directors, senior management and employees. This includes monitoring the Bank’s procedures for identifying transactions that might present a risk to the Bank’s assets as well as its procedures for identifying and resolving conflicts of interest. The Committee also keeps close watch on the Bank’s handling of customer complaints and the confidentiality of customer information.

Year in Review

•	Reviewed transactions between Bank of Montreal, Bank of Montreal Mortgage Corporation, BMO Trust Company, BMO Life Insurance Company and their related entities in order to identify any potential material effects of these transactions on the stability or solvency of the participants.

•	Assessed reports on employee conduct in order to guard against conflicts of interest and personal trading in securities, and to assure that confidentiality of customer information is secure.

•	Reviewed new and updated transactions in the fiscal year that were related to the General Arrangement on Securitization of Bank assets.

•	Examined reports on disclosure of information to customers in compliance with the Bank Act. Also reviewed the Chief Auditor’s attestation regarding the Bank’s internal control, based on audits performed during the year.

•	Reviewed the Bank Ombudsman’s annual report on complaints resolution.

•	Reviewed a revised FirstPrinciples, the Bank’s code of business conduct and ethics, and recommended its approval. In this revision of FirstPrinciples, the code has been elevated to the status of corporate policy, demonstrating the Bank’s ongoing commitment to ethical business behaviour. The code is more robust and comprehensive, consolidating and streamlining information about a wide range of conduct-related issues. In addition, FirstPrinciples now includes employee whistle-blowing and anti-retaliation provisions. Also reviewed the Code of Ethics for the Chief Executive Officer and Senior Financial Officers required under the Sarbanes-Oxley Act.

•	Expanded the Committee’s focus based on its new enterprise-wide mandate, approved in 2002. These responsibilities are now included under the new charter:

- Review of Bank activities in relation to the consumer protection provisions of Bill C-8 as administered by the Financial Consumer Agency of Canada, a federal government agency established in 2001.

- Review of status of and compliance with the Bank’s Privacy program, including notification procedures thereunder.

     The Committee is satisfied that it appropriately fulfilled its mandate to the best of its ability during the year ended October 31, 2003.

/s/ Frank McKenna

Frank McKenna
Chair

14   Bank of Montreal Proxy Circular

Report of the Governance and Nominating Committee

Members: Blair MacAulay (Chair), Stephen Bachand, David Beatty, Bruce Mitchell, Jeremy Reitman

The Governance and Nominating Committee is responsible for developing and maintaining governance practices consistent with high standards of corporate governance. As part of its mandate, the Committee identifies and recommends candidates for nomination to the Board as directors, monitors the orientation program for new directors and maintains a process for assessing the performance of the Board and its committees as well as the performance of individual directors.

Year in Review

•	Continued to assess the Bank’s system of corporate governance and recommend new initiatives with a view to maintaining high standards of corporate governance. (For a detailed comparison of the Bank’s governance system with the Toronto Stock Exchange’s corporate governance disclosure guidelines, see Schedule 1 of the Proxy Circular.)

•	Assessed the composition and size of the Board, examining its breadth and diversity of experience and the appropriateness of the number of directors, and recommending one new director be appointed during the year.

•	Continued to maintain a list of prospective director candidates with input from the Board. The list was reviewed at least quarterly.

•	Recommended to the Board a list of nominees to stand for election as directors at the Annual Meeting.

•	Reviewed the mandate of the Board, and secured its approval by the Board.

•	Reviewed the composition of each Board committee, and recommended to the Board a list of members and Chairs for its committees for fiscal 2003.

•	Supervised the annual review by the Board of the Approval/ Oversight Guidelines which define the lines of accountability for both the Board and management.

•	Conducted the annual formal evaluation of the effectiveness of the Board and its committees, with participation by all directors. The conclusions were reviewed with the Board, and form the foundation for changes.

•	Conducted the annual peer evaluation of directors that measures the effectiveness of individual members in relation to the Board’s Charter of Expectations for Directors.

•	Assessed the performance of the Chairman and Chief Executive Officer in his role as Chairman, and reviewed the results with the Board and the Chairman.

•	Reviewed the roles of Chairman and Chief Executive Officer and recommended to the Board that for the present these roles continue to be combined.

•	Assessed the orientation process for new directors and committee members, and concluded that it was acceptable.

•	Reviewed the compensation of directors. Based on this review, recommended an increase in retainer fees for Board members and committee chairs, and an increase in fees for Board and committee meetings (see page 11 for details). The increase brings directors’ compensation in line with the compensation of members of the boards of other major Canadian corporations, and reflects the increased responsibility and workload of the directors.

•	Reviewed the granting of options under the Non-Officer Director Stock Option Plan and recommended to the Board that, subject to shareholder approval of the amendment to Special By-law “A”, no further grants be made under the Plan.

•	Reviewed the shareholdings of directors and noted that all directors have taken 100% of their remuneration in the form of Deferred Share Units for the past two years.

•	Assessed the merits of the eight shareholder proposals put forward at the last Annual Meeting and developed responses for consideration by the Board.

•	Revised the format of the Board’s annual Strategy Session to ensure the greatest possible opportunity for directors to offer feedback to management on the strategic direction of the Bank.

The Bank’s comprehensive governance program is consistent with, and in a number of instances goes beyond, the Toronto Stock Exchange corporate governance disclosure guidelines.

     The Committee is satisfied that it has appropriately fulfilled its mandate for the year ended October 31, 2003.

/s/ Blair MacAulay

Blair MacAulay
Chair
Bank of Montreal Proxy Circular   15

Report of the Human Resources and Management Compensation Committee

Members: Stephen Bachand (Chair), David Galloway, Blair MacAulay, Robert Prichard

The Human Resources and Management Compensation Committee is responsible for assisting the Board of Directors to ensure that human resources strategies support the Bank’s objectives and sustain shareholder value

Year in Review

During the year, the Committee reviewed strategic, organizational and leadership issues, executive compensation programs, performance assessments of the Bank’s most senior executives and succession management for all key executive positions. In fulfilling its role, the Committee:

•	Reviewed and approved the Bank’s overall approach to executive compensation, including compensation principles and objectives for total compensation, any changes to short-, mid-and long-term incentive programs, and the policies that govern the ongoing administration of all components of compensation.

•	Evaluated the Bank’s executive compensation programs on six dimensions:

–	competitiveness of each program,

–	comparisons of total compensation against other major Canadian banks and the general industry (large financial services companies and other widely held corporate employers),

–	complexity and understandability of incentive programs,

–	effectiveness of incentive programs in driving desired performance,

–	how/what performance influences actual pay decisions, and

–	potential cost savings.

     A comprehensive summary of the findings and recommended improvements for 2003/2004 was reported to the Board of Directors.

•	Ensured that effective succession plans (short-term and long-term) for senior executive positions continue to be in place. These succession plans were reviewed with the Board of Directors.

•	Recommended to the Board of Directors the appointment and reassignment of members of the Bank’s Management Board Executive Committee (i.e., the ten most senior executives) and reviewed and approved the appointment and reassignment of other executives.

•	Assessed the performance of the Bank’s Chief Executive Officer and reviewed the assessment with the Board of Directors; determined the Chief Executive Officer’s compensation in relation to the Bank’s performance for the fiscal year.

•	Reviewed annual performance assessments submitted by the Chief Executive Officer for the nine other senior executives, and reviewed and approved compensation for these nine executives.

•	Reviewed the human resources strategic priorities and progress being made against them, which included:

–	increasing operational efficiency and effectiveness through organizational redesign and reduction of management layers,

–	establishing more rigorous performance standards and aligning compensation,

–	enhancing the management of talent and succession,

–	strengthening employee engagement while introducing cultural change, and

–	matching training and development with business needs and implementing more cost-efficient training delivery models.

The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended October 31, 2003.

/s/ Stephen E. Bachand

Stephen E. Bachand
Chair

16   Bank of Montreal Proxy Circular

Report of the Risk Review Committee

Members: David Beatty (Chair), David Galloway, Bruce Mitchell, Joseph Rotman, Nancy Southern

The Risk Review Committee supports the Board in fulfilling its oversight responsibilities in relation to the identification, documentation, measurement and management of significant risks affecting the Bank. The Committee also monitors the Bank’s compliance with risk-related regulatory requirements and with its internal risk management policies and procedures.

Year in Review

•	Approved corporate policies that address risk management by means of controls, including controls on the authorities and limits delegated to the Chief Executive Officer. These policies and controls are aligned with prudent, proactive risk management principles, prevailing market conditions and the business requirements of the approved strategies. They are also designed to be in compliance with the requirements of the laws and regulatory bodies that govern the Bank and its subsidiaries, including the Canada Deposit Insurance Corporation.

•	Reviewed and approved the quarterly market risk profile.

•	Reviewed the provision and allowance for credit losses prior to its approval by the Audit Committee.

•	Reviewed the annual examination report from the Office of the Superintendent of Financial Institutions.

•	Provided at the request of the Chief Executive Officer decisions on risk exposures that exceeded delegated limits.

•	Examined regularly the attestations and reports of the Head of the Bank’s Corporate Risk Management function. These involve positions and trends in the Bank’s risk exposures, including the comparison of actual positions to exposure limits as well as any exceptions to corporate policies.

•	Reviewed core methods and procedures established by management to control key risks, and deemed by the Committee to be appropriate for prudent business practice.

•	Reviewed significant credit and market risk exposures, industry sector analyses, topical risk issues, and the strategies of the Bank’s major business units, including related risk methodologies. The strategies of the business units are reviewed from an integrated perspective that encompasses all of the risk components, thereby providing a comprehensive view of both the risk and the expected returns.

•	Considered risk issues in the broad context of the Bank’s enterprise-wide strategic management framework (as outlined on page 18 of the Annual Report 2003) and the risk-adjusted return on capital of significant new businesses, group strategies and line-of-business initiatives.

The Committee is satisfied that it appropriately fulfilled its mandate to the best of its ability during the year ended October 31, 2003.

/s/ David R. Beatty

David R. Beatty
Chair
Bank of Montreal Proxy Circular   17

Statement of Executive Compensation

Following is the Human Resources and Management Compensation Committee’s report on executive compensation, which covers approximately 300 Bank of Montreal executive officers and executive officer equivalents in subsidiaries.

Executive Compensation Structure and Policies

Bank of Montreal’s enterprise-wide compensation philosophy, “competitive pay for competitive performance”, supports the continued success of the Bank and is achieved through the following principles and objectives, as approved by the Committee:

Compensation Principles

•	Establish total direct compensation target levels (the sum of base salary and short-term, mid-term and long-term incentives) at the median of the relevant comparator markets (the other major Canadian banks, or comparable U.S. regional banks for U.S. executives). Compensation can be increased to deliver pay above the median when business performance exceeds expectations in terms of year-over-year growth and relative performance as measured against the other major Canadian banks.

•	Establish the value of pensions, benefits and perquisites at the median of the relevant comparator markets.

Compensation Objectives

•	Attract, retain and motivate talented executives in a highly competitive business environment.

•	Provide each executive, from Vice-President to Chief Executive Officer, with a base salary based on:

- the market value of the role,

- internal pay equity, and

- the individual’s demonstrated ability to perform the role.

•	Motivate executives to create sustained shareholder value by:

- ensuring all executives have an “at risk” component of total compensation that reflects their ability to influence business outcomes and financial performance,

- linking short-term incentive awards for all executives to the results of the Bank and its lines of business,

- linking short-term incentive awards for the ten most senior executives to the Bank’s results relative to its peer group,

- providing mid-term and long-term incentives that align executive compensation with the returns realized by shareholders, and

- reflecting individual performance in the determination of any incentive awards.

Independent Advice

•	The Committee engages its own independent consultants to gather information and opine on the compensation practices of the Bank versus its comparator groups. (Comparator groups are comprised of Canadian and U.S. banks, other large Canadian financial services companies and other widely held corporate employers.)

Elements of Executive Compensation

Executive compensation consists of four main elements: base salary, cash short-term incentives, performance and/or phantom share units issued under the mid-term incentive plans, and stock options issued as long-term incentives. The percentage of each element of compensation is aligned with executives’ ability to influence short-, medium- and long-term business results, ensuring appropriate emphasis on each performance period (i.e., one year, three years, ten years). The incentive opportunity varies with an executive’s level of responsibility and is established through regular reviews of competitive practice.

     The compensation mix of cash (base salary + short-term incentives) and of equity (mid-term incentives + long-term incentives) ranges from approximately 67%/33% for Vice-Presidents to 30%/70% for the Chief Executive Officer.

     The four main elements of executive compensation are described below:

1.  Base Salary

Base salary provides a fixed level of income based on the market value of the role and the individual’s demonstrated performance. As a percentage of total direct compensation, base salaries range from 15% (for the CEO) to 48% (for Vice-Presidents).

     The Committee reviews and approves base salary targets for each executive level. The base salary targets are set at the median of the actual salaries paid for equivalent roles within the comparator markets.

2.  Short-Term Incentive Plans

The Short-Term Incentive Plans reward executives for the achievement of predetermined annual goals based on a combination of total Bank and/or Banking Group performance and individual performance.

2.1  Short-Term Incentive Plan (other than Investment Banking Group)

There are approximately 250 participants in this Plan. This includes all executives other than those in the Investment Banking Group. Short-term incentive targets range from 15% (for the CEO) to 19% (for Vice-Presidents) of an executive’s total direct compensation.

2.1.1  Performance Measures — Business

Either total Bank performance or a combination of total Bank and Banking Group performance is used to determine the size of the short-term incentive pools, as shown below:

Percentage Weighting — Performance Measures

	Total Bank performance		Banking Group performance

	Cash earnings		Cash net		Net income
	per share	Revenue	income after	Revenue	after tax
	growth	growth	tax growth	growth	growth

Personal & Commercial Client Group	19%	6%	56%	19%
Private Client Group	19%	6%			75%
Corporate	75%	25%

In addition, for members of the Management Board Executive Committee (the ten most senior executives), a portion of short-term incentive awards is based on total Bank cash earnings per share

18   Bank of Montreal Proxy Circular

(EPS) and revenue growth relative to those of the Bank’s Canadian peer group (the other major Canadian banks).

2.1.2  Performance Measures — Individual

Executive performance is assessed against predetermined financial, operational and strategic objectives, with final awards based on the individual’s contribution to annual business results and influence on strategy development and/or strategy execution.

2.2  Short-Term Incentive Plan for Investment Banking Group

In keeping with industry practice, executives in the Bank’s Investment Banking Group (including Messrs. Bourdeau and Downe) participate in the Investment Banking Group Short-Term Incentive Plan.

     This Plan rewards executives for the achievement of specific annual goals at both the business and individual level.

     Business performance is measured by net income after tax adjusted for loan losses against the business plan.

     Total Bank performance determines 50% of Messrs. Bourdeau’s and Downe’s short-term incentive awards.

2.3  2003 Short-Term Incentive Payouts

2.3.1  Short-Term Incentive Plan Payout (other than Investment Banking Group)

As highlighted in the Bank’s 2003 Annual Report, performance of both the Bank as a whole and its main operating groups has improved over 2002, which has resulted in increases to bonus pools for Personal & Commercial Client Group, Private Client Group and Corporate areas. The allocation of awards within each of these Banking Groups is based on individual performance results as measured against each executive’s predetermined goals. This is reflected in the increased bonus compensation for the Named Executive Officers, as shown in the Summary Compensation table on page 22.

2.3.2  2003 Investment Banking Group Payout

A change was made in 2003 to the Investment Banking Group Short-Term Incentive Plan that increased the level of business performance required to fund incentive pools at the median of the Investment Banking market. This resulted in the incentive pool for 2003 being close to that of 2002 but with a substantial year-over-year increase in net income after tax performance.

2.4  Deferral of Short-Term Cash Incentives (Deferred Stock Unit Plan)

     The Deferred Stock Unit Plan is a voluntary deferral of cash awarded under the Short-Term Incentive Plans. The deferred cash is converted into phantom deferred stock units (DSUs).

     The purpose of the Deferred Stock Unit Plan is to further align the interests of executives with those of shareholders by linking short-term incentive awards to the future value of the Bank’s Common Shares. Executives who are members of the Bank’s Management Board and other selected executives may elect to receive all or a portion of their short-term incentive awards in DSUs.

     Participants must make their elections before the beginning of the fiscal year. When short-term incentive awards are determined after the fiscal year-end, the amounts elected by executives for deferral are converted into DSUs based on the market price of the Bank’s Common Shares. Additional DSUs are automatically credited to participants’ accounts representing dividends that are paid on the Bank’s Common Shares.

     Only upon retirement or termination of employment may participants redeem the DSUs for cash and/or Bank Common Shares (purchased on the open market).

     The value of the DSUs is equivalent to the fair market value of an equal number of Common Shares of the Bank at the time of redemption.

3.  Mid-Term Incentive Plans

The Mid-Term Incentive Plans reward the creation of shareholder value over a three-year performance period.

3.1  Mid-Term Incentive Plan (other than Investment Banking Group)

Participants in this Plan are the same as those in the Short-Term Incentive Plan (other than the Investment Banking Group), together with approximately 800 senior managers who participate on a selected basis.

     The Mid-Term Incentive Plan is designed to motivate the creation of sustainable shareholder value as well as returns over a three-year performance period that are superior to the Bank’s Canadian peer group (the other major Canadian banks).

     Mid-term incentive targets range from 23% (for Vice-Presidents) to 35% (for the CEO) of an executive’s total direct compensation.

     Under this Plan, executives receive annual awards of Performance Share Units (Units). The initial value of each of these phantom share units is based on the average closing price of the Bank’s Common Shares on the Toronto Stock Exchange (TSX) for the 90 calendar days prior to the date of the grant. Each award vests and is paid out at the end of a three-year performance period based on the following:

•	the Bank’s 90-day average Common Share price preceding the three-year vesting period,

•	additional Units representing dividends paid during the three-year vesting period, and

•	the Bank’s annualized total shareholder return (TSR) (defined as dividends paid plus the appreciation in share price) over the three-year vesting period relative to the Bank’s Canadian peer group.

When the Bank’s TSR outperforms those of its peer group, payments may be increased by up to 50%. If the Bank fails to meet its performance threshold, no payments are made.

     3.2  Mid-Term Incentive Plan for Investment Banking Group

Executives in the Investment Banking Group (IBG) participate in the IBG Mid-Term Incentive Plan.

     This Plan rewards key contributors for achievement of specific performance goals relative to the business plan and for the creation of shareholder value over a three-year performance period. The size of the IBG mid-term incentive pool is based on IBG’s net income after tax adjusted for loan losses.

     Under the Plan, executives are awarded phantom share units (Units) based on the average closing price of the Bank’s Common Shares on the TSX for the five days ending on the date of the grant.

     These Units vest immediately and the participant can elect to have the vested portion paid out one-third per year or at the end

Bank of Montreal Proxy Circular   19

Statement of Executive Compensation (continued)

of the three years. Units are forfeited if a participant resigns to go to a competitor. The payout value of the Units is dependent on the five-day average closing price on the TSX of the Bank’s Common Shares on the relevant vesting dates.

4.  Long-Term Incentive Plan — Stock Options

The Long-Term Incentive Plan is designed to motivate sustained share price growth over the long term (defined as ten years). Stock option targets range from 10% (for Vice-Presidents) to 35% (for the CEO) of an executive’s total direct compensation. Participants in this Plan are the same as those in the Short-Term Incentive Plan, together with the five most senior officers in the Investment Banking Group.

     The Bank’s Stock Option Plan pioneered the concept of price performance options, rendering options worthless (with zero pay-out value) unless share price growth surpasses the aggressive share price thresholds outlined below.

     The vesting of the Bank’s stock options is subject to the following two conditions: the options vest 25% per year over four years, and a portion must meet or exceed prescribed increases in the price of the Common Shares.

•	All executives have a portion of their options subject to a share price increase of 50% over the exercise price.

•	Senior executives (including the Named Executive Officers listed on page 22) have 33% of their annual option grant subject to time-based vesting only, 33% subject to a 50% share price increase and the remaining 34% subject to a 100% share price increase.

•	If such thresholds are not met, the options expire worthless.

In setting these high thresholds, the Committee is encouraging executives to hold options for the long haul and realize gains only when other shareholders have also realized equally substantial gains.

     To the best of our knowledge, we are the only bank in Canada that so closely aligns executive long-term incentive awards with sustained shareholder returns.

The value of stock options granted is established as part of an executive’s total direct compensation, based on current market practice and subject to individual performance. No consideration is given to options outstanding or their in-the-money position.

     To reduce the future dilutive effects of stock options on share value, the Committee has established a guideline that ensures the Bank maintains the total number of Common Shares reserved for the Plan, minus those options that have been exercised, at 9.5% or less of the total number of issued and outstanding Common Shares of the Bank.

Changes Made to Executive Compensation

1.  Executive Compensation Mix Changes Implemented in Fiscal 2003

For the fiscal year ending October 31, 2003, the Committee approved a significant shift in the mix of executive compensation, while maintaining the total direct compensation target at the previous level.

Stock options were reduced, and this reduction was offset by increases in short- and mid-term incentive compensation. The number of options issued in December 2002 was approximately one-third of the number of options issued in December 2001.

This change met two objectives:

•	Internal — it tightened the link between Bank performance and executive compensation and further aligned the proportion of an executive’s short-, mid- and long-term compensation with the executive’s ability to influence short-, medium- and long-term business results.

•	External — it maintained a competitive mix of compensation and responded to investors’ concerns about share dilution.

2.  Mid-Term Incentive Plans — 2004 Implementation

The Committee approved an important change to the Mid-Term Incentive Plans affecting awards that will be made in December 2004. (The Bank’s Mid-Term Incentive Plans are forward-looking in nature. As such, awards are determined at the beginning of a fiscal year, and are valued at the end of a three-year period.) A new performance measure, productivity, will be used to adjust the size of the mid-term incentive pools. The Committee sees productivity as an underlying driver in ensuring the Bank is a top-tier performer. 2004 productivity results for each Banking Group and the total Bank will affect pools as follows:

•	if productivity fails to meet target ratios, mid-term incentive pools will be decreased; or

•	if productivity exceeds target ratios, mid-term incentive pools will be increased.

The other terms and conditions of the Mid-Term Incentive Plans remain unchanged.

Executive Stock Ownership Guidelines

The Committee strongly supports the holding of ownership in the Bank by executive officers. In January 2001, the Bank introduced shareholding guidelines for all executives. Compliance was to be achieved by December 31, 2003 and as at October 31, 2003, all such executives had met the guidelines.

     In January 2003, the Bank increased those guideline amounts. The new guidelines require holdings of seven times salary for the Chief Executive Officer, five times salary for Deputy Chairs and Banking Group Presidents, three times salary for Senior Executive Vice-Presidents and Executive Vice-Presidents, two times salary for Senior Vice-Presidents and one-and-a-half times salary for Vice-Presidents. Executives are required to meet these new minimum shareholding guidelines in fiscal 2006, and new executives within three years of appointment. All Named Executive Officers listed on page 22 are in compliance with the increased shareholding guideline amounts.

Compensation of the Chief Executive Officer

As previously mentioned, the Committee monitors and assesses the performance of Mr. Comper, Chief Executive Officer, and other senior executives and determines their pay levels. For the fiscal year ending October 31, 2003, Mr. Comper’s compensation consisted of base salary together with short-term incentive, mid-term incentive and stock option awards.

1.  Base Salary

In early fiscal 2003, the Committee compared Mr. Comper’s salary to the salaries of his peers in the other major Canadian banks and determined that his salary for fiscal 2003 should remain at $1,000,000, which was below the median of the peer group.

20   Bank of Montreal Proxy Circular

2.  Short-Term Incentive

     In determining the 2003 bonus award for Mr. Comper, the Committee assessed the following performance measures and their assigned weightings:

     • Business performance of the Bank:

- cash EPS growth from the prior year (56% weighting),

- revenue growth from the prior year (19% weighting), and

- cash EPS growth and revenue growth relative to the Canadian and North American peer groups (25% weighting)

•	Individual performance:

- the Committee then modified the award based on their assessment of Mr. Comper’s performance as measured against key strategic and operational objectives that were approved at the beginning of the fiscal year.

     2.1  Business Performance: Fiscal 2003 Highlights

In 2003, cash EPS growth from the prior year was strong and exceeded the performance targets communicated to the investment community.

     The Bank’s revenue growth was better than the Canadian peer group* average, but cash EPS growth was below the peer group average. Canadian peer group cash EPS growth was significantly impacted by unusually high cash EPS growth in two of the six major Canadian banks, both of which experienced weak financial results in 2002.

     The Bank outperformed the North American peer group** average on both of these measures, as the North American peer group results continued to reflect weakness in the U.S. economy in 2003.

*	The Canadian peer group consists of the six major Canadian banks.

**	The North American peer group consists of those banks in Canada and the United States with total equity equal to or greater than 75% of BMO’s equity.

	BMO 2003 Financial Highlights

	GAAP	GAAP adjusted (c)

EPS growth	28.4%	26.9	%(a)

Revenue growth	4.2%	4.7	%(b)

(a)	Cash basis

(b)	Taxable equivalent basis

(c)	Non-GAAP Measures

BMO uses certain non-GAAP measures to assess performance for compensation purposes. Securities regulators require that corporations caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

Cash earnings measures may enhance comparisons between periods when there has been an acquisition, particularly because BMO’s purchase decision often does not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also useful because analysts often focus on this measure and cash EPS is used by Thomson First Call, which tracks third-party earnings forecast estimates that are frequently reported in the media. Cash EPS adds the after-tax amortization of intangible assets to GAAP earnings to derive cash net income and associated cash EPS. On a cash basis, 2003 growth in EPS was 150 basis points lower than EPS growth calculated using GAAP-based earnings.

BMO, like many banks, analyzes revenue on a taxable equivalent basis. This basis includes an adjustment that increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level equivalent to amounts that would attract tax at the statutory rate. On a taxable equivalent basis, 2003 revenue growth was 50 basis points higher than revenue growth calculated using GAAP-based revenue.

2.2  Individual Performance

In addition to strong financial results for the Bank, the Committee concluded that Mr. Comper met each of his strategic objectives and met or exceeded his key operational objectives established at the beginning of 2003 (leadership and employee satisfaction, customer satisfaction and risk and control).

This assessment resulted in the Committee awarding Mr. Comper a bonus of $2,000,000 under the Short-Term Incentive Plan.

3.  Mid-Term and Long-Term Incentives

In assessing the appropriate award levels for Mr. Comper under the Mid-Term Incentive Plan and the Stock Option Plan, the Committee considered the objectives of these Plans. The Mid-Term Incentive and Stock Option Plans motivate and reward executives over the medium to long term. Both Plans reward recipients only when returns are earned for shareholders. Under the Mid-Term Incentive Plan, Units have value only when competitive total shareholder returns are achieved. Under the Stock Option Plan, executives are rewarded on a significant portion of their options only when the share price exceeds specific price increases (50% or 100% share price appreciation).

     In the context of these objectives, the Committee granted Mr. Comper 68,653 Performance Share Units under the Mid-Term Incentive Plan on December 18, 2002 at a Unit price of $38.60, the average closing price on the TSX for the 90 calendar days ending December 17, 2002. The value of these Units, which vest December 18, 2005, will be determined as set forth in the Plan description above.

     Under the terms of the Stock Option Plan, the Committee granted Mr. Comper 204,600 stock options on December 10, 2002 at an exercise price of $40.85, the closing price on the TSX on the date immediately preceding the date of the grant. Of these options, which are designed to provide a significant incentive for Mr. Comper and are aligned with increasing shareholder value, 67% once vested, cannot be exercised until the share price increase thresholds are met: 33% are subject to a 50% increase in share price and 34% are subject to a 100% increase in share price.

     The increase in Units and the decrease in stock options reflect the changes in compensation mix in 2003.

     Information on the base salary and mid-term and long-term award decisions for Mr. Comper and the other Named Executive Officers made by the Committee in December 2003 can be found in Supplemental Information — Compensation for 2004, on page 26.

Submitted by the Human Resources and Management Compensation Committee of the Board of Directors. A majority of the members of the Committee are resident Canadians and not “affiliated” with the Bank for the purposes of the Bank Act (Canada). Each member of the Committee is a director who is not an officer or employee of the Bank or an affiliate of the Bank; an “unrelated director” for the purposes of the Toronto Stock Exchange; and “independent” for the purposes of applicable Canadian and U.S. securities laws and the New York Stock Exchange rules.

/s/ Stephen E. Bachand	/s/ David A. Galloway
Stephen E. Bachand Chair	David A. Galloway

/s/ J. Blair MacAulay	/s/ J. Robert S. Prichard
J. Blair MacAulay	J. Robert S. Prichard
Bank of Montreal Proxy Circular   21

Executive Compensation

Summary Compensation Table for Named Executive Officers

Compensation for the Chief Executive Officer and the next four most highly compensated executive officers (collectively the Named Executive Officers) is summarized in the table below.

Securities legislation provides that the Named Executive Officers are determined on the basis of the total cash compensation (salary and annual bonus) earned in fiscal 2003 starting November 1, 2002 and ending October 31, 2003.

		Annual compensation					Long-term compensation

							Current year awards

								Restricted share
Name and						Other annual	Securities under	units (including		LTIP payouts		All other
principal position	Year	Salary ($)		Bonus ($)(a)		compensation ($)	options granted (#)	IBG MTIP) ($)(b)		(Bank MTIP) ($)(c)		compensation ($)(d)

F.A. Comper	2003		1,000,000		2,000,000	N/A	204,600		Nil		1,658,885	270,808
Chairman and Chief	2002		1,000,000		1,100,000	N/A	384,600		Nil		Nil	206,781
Executive Officer	2001		966,667		Nil	N/A	357,000		Nil		Nil	126,086

Y.J.P. Bourdeau	2003		300,000		2,000,000	N/A	30,900		1,750,000		Nil	194,705
President and Chief	2002		300,000		2,000,000	N/A	88,400		1,500,000		Nil	127,329
Operating Officer	2001		300,000		1,000,000	N/A	80,000		800,000		Nil	128,253
BMO Nesbitt Burns

W.A. Downe	2003	US	550,000	US	2,250,000	N/A	67,400	US	1,000,000	US	548,955	126,888
Deputy Chair	2002	US	550,000	US	2,250,000	N/A	351,200	US	800,000		Nil	85,376
BMO Financial Group	2001	US	533,333	US	900,000	N/A	220,000		Nil		Nil	44,942
Chief Executive Officer BMO Nesbitt Burns and Head of Investment Banking Group

G.G. Ouellette	2003		500,000		900,000	N/A	67,600		Nil		487,910	181,043
President and Chief	2002		500,000		500,000	N/A	110,500		Nil		Nil	167,189
Executive Officer	2001		463,333		375,000	N/A	140,000		Nil		Nil	97,041
Private Client Group

R.G. Rogers	2003		618,000		900,000	N/A	70,700		500,000		634,281	162,608
Deputy Chair	2002		618,000		650,000	N/A	110,500		Nil		Nil	113,260
Enterprise Risk and	2001		604,500		375,000	N/A	180,000		Nil		Nil	61,103
Portfolio Management

Notes

(a)	Amounts shown were earned in relation to the financial year indicated. With respect to 2003 bonuses, Mr. Comper elected to receive 50% of his annual bonus in DSUs under the Deferred Stock Unit Plan based on a share price of $39.23, which was the average closing price on the TSX of the Bank’s Common Shares for the five consecutive trading days ending October 31, 2002. Mr. Rogers elected to receive all of his annual bonus in DSUs under the Plan based on a share price of $39.23. Aggregate holdings of DSUs granted under this Plan as at October 31, 2003 and their value at this date were as follows: Mr. Comper 62,302.36 DSUs with a value of $3,088,078.97, Mr. Bourdeau 105,022.70 DSUs with a value of $5,205,554.95, Mr. Downe 14,845.16 DSUs with a value of $558,027.42, Mr. Ouellette 80,873.30 DSUs with a value of $4,008,566.09 and Mr. Rogers 69,933.18 DSUs with a value of $3,466,307.95. As additional DSUs are automatically credited to represent dividends paid on Common Shares of the Bank, the aggregate values reported here include dividend equivalents accrued during the fiscal year, which amounts are reported under “All other compensation”.

(b)	The amounts shown for 2003 for Messrs. Bourdeau and Downe include awards made on December 10, 2002 under the Investment Banking Group Mid-Term Incentive Plan (IBG MTIP), which were converted into Units based on a share price of $40.68, the average closing price on the TSX of the Bank’s Common Shares for the five days ending December 10, 2002. These Units vest immediately and are paid out one-third each year or as a lump sum at the end of the three years. The aggregate holdings of Mr. Bourdeau of Units granted under this Plan as at October 31, 2003 were 86,828.18 and the value at this date was $4,304,246.49. The aggregate holdings of Mr. Downe of Units granted under this Plan as at October 31, 2003 were 75,398.17 and the value at this date was $3,737,637.89. These amounts include dividend equivalents automatically credited, which amounts are reported under “All other compensation”. The amount shown for Mr. Rogers represents phantom share units under a deferred bonus program that is based on the performance of the Risk Management function. The Units were granted on December 8, 2003 based on a share price of $39.23. In previous years, information in this column included grants under the Bank’s Mid-Term Incentive Plan (Bank MTIP). This information is now reported only in the Long-Term Incentive Plan table and footnotes on page 23.

(c)	Amounts shown for Messrs. Comper, Downe, Ouellette and Rogers are in relation to Performance Share Units under the Bank MTIP program granted December 14, 1999 that vested and became payable December 14, 2002. In previous years, information reported in this column included payouts under the IBG MTIP. The Bank has concluded that phantom share units under the IBG MTIP program are more accurately categorized as restricted share units and should be reported in accordance with the requirements for such awards. Therefore payouts under this Plan are no longer reported in this column.

(d)	The amounts shown represent: the amount of interest accrued for the year ending October 31, 2003 under the executive incentive bonus plan for amounts deferred prior to November 1, 1987; dividend equivalents automatically credited to the Named Executive Officers under the Bank’s Deferred Stock Unit Plan, Bank MTIP and IBG MTIP for the fiscal year ending October 31, 2003; and Bank contributions under the Bank’s Employee Share Ownership Plan for the fiscal year ending October 31, 2003. Named Executive Officers participate in this Plan on the same basis as all other Bank employees, whereby for each dollar contributed by employees up to 6% of base salary, the Bank will contribute additional Common Shares up to 50% of eligible contributions.

2003 Stock Option Grants

In fiscal 2003, stock options to purchase Common Shares of the Bank were granted to the Named Executive Officers as set out in the following table. All of the options granted had an exercise price equal to the closing price on the TSX of the Bank’s Common Shares on the date immediately preceding the date of the grant.

The options vest over four years at the rate of 25% each year. Of the Named Executive Officers’ option grants, 67% are subject to share price increase thresholds that must be met before the options can be exercised. (For details of the Stock Option Plan, refer to the Statement of Executive Compensation.)

22   Bank of Montreal Proxy Circular

Option Grants during the Year Ended October 31, 2003

		%of total options		Market value of underlying
	Number of securities	granted to employees	Exercise or base price	securities on the
Name	under options granted (#)	in financial year	($/security)	date of grant ($/security)	Expiration date

F.A. Comper	204,600	9.30	$40.85	$40.85	December 10, 2012
Y.J.P. Bourdeau	30,900	1.40	$40.85	$40.85	December 10, 2012
W.A. Downe	67,400	3.06	$40.85	$40.85	December 10, 2012
G.G. Ouellette	67,600	3.07	$40.85	$40.85	December 10, 2012
R.G. Rogers	70,700	3.21	$40.85	$40.85	December 10, 2012

The following table shows the aggregate number of options each Named Executive Officer now holds and the value of these options based on the closing price on the TSX of the Bank’s Common Shares as at October 31, 2003, which was $49.33.

Aggregated Option Exercises during the Year Ended October 31, 2003 and Financial Year-End Options

						Value of unexercised
				Unexercised options		in-the-money options
				at October 31, 2003 (#)		at October 31, 2003 ($)

	Securities	Aggregate
	acquired on	value
Name	exercise (#)	realized ($)		Exercisable	Unexercisable	Exercisable	Unexercisable

F.A. Comper	252,000		6,226,920	668,594	1,297,606	14,587,278	19,204,880
Y.J.P. Bourdeau	62,000		1,852,169	258,033	349,267	6,533,840	5,573,642
W.A. Downe	38,100	US	842,330	301,654	856,946	6,441,787	13,149,896
G.G. Ouellette	Nil		Nil	181,452	428,648	3,869,796	6,664,137
R.G. Rogers	108,000		2,876,985	220,196	545,004	3,875,717	8,169,464

Long-Term Incentives (the Bank’s Mid-Term Incentive Plan)

The following table shows the number of Units awarded to the Named Executive Officers under the Bank’s Mid-Term Incentive Plan for the fiscal year ended October 31, 2003. Under the Plan, executives receive annual awards of Performance Share Units (Units). The initial value of each of these Units is based on the average closing price of the Bank’s Common Shares on the TSX for the 90 calendar days prior to the date of the grant. Each award will vest and be paid out at the end of a three-year performance period based on the following: the Bank’s Common Share price at the end of the three-year vesting period; additional Units automatically credited as dividend equivalents during the three-year vesting period; and the Bank’s annualized total shareholder return (TSR) relative to the other major Canadian banks.

     When the Bank outperforms these competitors, payments may be increased by up to 50%. If the Bank fails to meet its performance threshold, no payments are made. (See details of the Mid-Term Incentive Plan in the Statement of Executive Compensation.)

Long-Term Incentive Plans — Awards under the Bank’s Mid-Term Incentive Plan during the Year Ended October 31, 2003

					Estimated future payouts
	Securities, units or other rights (a)				under non-securities price-based plans (b)
				Performance or
				other period until
Name	($)		(#)	maturation or payout	Threshold (#)	Target (#)	Maximum(#)

F.A. Comper		2,650,000	68,653	3 years	0	68,653	102,979
Y.J.P. Bourdeau		350,000	9,067	3 years	0	9,067	13,601
W.A. Downe	US	400,000	16,448	3 years	0	16,448	24,672
G.G. Ouellette		875,000	22,668	3 years	0	22,668	34,003
R.G. Rogers		916,000	23,731	3 years	0	23,731	35,596

Notes

(a)	Performance Share Units granted under the Mid-Term Incentive Plan on December 18, 2002 based on a share price of $38.60, which was the average closing price on the TSX of the Bank’s Common Shares for the 90 calendar days ending December 17, 2002. Aggregate holdings of Units granted under this Plan as at October 31, 2003 and their value, based on the average closing price on the TSX of the Bank’s Common Shares for the 90 calendar days prior to this date were as follows: Mr. Comper 142,039.54 Units with a value of $6,611,940.40, Mr. Bourdeau 9,275.91 Units with a value of $431,793.70, Mr. Downe 58,962.66 Units with a value of $2,744,711.96, Mr. Ouellette 55,503.21 Units with a value of $2,583,674.47 and Mr. Rogers 61,581.39 Units with a value of $2,866,613.61. As additional Units are credited to represent dividends paid on Common Shares of the Bank, the aggregate values reported here include dividend equivalents automatically credited, which amounts are reported under “All other compensation” in the Summary Compensation table on page 22. Units vest on the third anniversary date of the award. In previous years, information in this column included grants under the IBG MTIP. The Bank has concluded that phantom share units under the IBG MTIP are more accurately categorized as restricted share units and should be reported in accordance with the requirements for such awards. Therefore these awards are no longer reported in this table, but do appear in the Summary Compensation table.

(b)	Estimated future payouts are based on the number of Units. Actual payout values will be based on the average closing price on the TSX of the Bank’s Common Shares for the 90 calendar days prior to the time of vesting, will include accumulated dividend equivalents and will be adjusted for the Bank’s annualized TSR relative to its peer group.

Bank of Montreal Proxy Circular   23

Executive Compensation (continued)

Executive Pension Plan

The Named Executive Officers are covered by the Bank’s Executive Pension Plan. The non-contributory portion, shown in the following table, allows benefits for service to June 30, 1987 equal to 2.0% of the three-year average of the individual’s highest salary (to a maximum salary of $85,750) times the number of years of Plan membership (to a maximum of 35 years) plus 1.25% of the best average earnings in excess of $85,750 (to a maximum of $500,000) times the number of years of Plan membership. For service from July 1, 1987, the Plan allows benefits equal to 1.25% of the individual’s best average earnings (to a maximum of $500,000) times the number of years of Plan membership. For purposes of the Plan, best average earnings includes the executive’s five-year average salary (to a maximum salary of $350,000) plus bonus, subject to a maximum of 145% of final salary for Senior Vice-Presidents and above, and 125% of final salary for other executive officers.

     In addition, effective July 1, 1987, members of the Plan may contribute, on a voluntary basis, an amount equal to 4.5% of annual salary (to a maximum contribution of $11,430).

     Benefits under the contributory portion of the Plan are equal to 0.75% of the five-year average highest salary (to a maximum salary of $350,000) times the number of years of contributions.

     The Plan allows for early retirement at age 50 with the completion of two years’ membership. To be eligible for the best average earnings pension, retirement must be at age 55 or later. Generally, benefits are reduced by 6% per year for retirement between the ages of 50 and 54, and by 3% per year for retirement between the ages of 55 and 59. No reduction is applicable for ages 60 to 64. Pension benefits are subject to Canada Pension Plan offset deductions for service after July 1, 1987.

     As Mr. Downe is currently an expatriate resident in the United States, his pension for his U.S. expatriate service accrues according to the rules of the Employees’ Retirement Plan of Bank of Montreal/Harris. Benefits under this Plan are equal to 2% of salary for service prior to June 30, 1995 and 1.7% of salary plus bonus (to a maximum bonus of 100% of salary) for service from July 1, 1995.

     Estimated annual benefits payable upon retirement from the Executive Pension Plan to individuals based on specified compensation levels and years of credited service are as shown in the following table. These amounts assume retirement occurs at age 55 or later and payments take the form of a joint and 60% survivor annuity.

Estimated Annual Benefits Payable upon Retirement

	Years of credited service (a)

Compensation ($)	15	20	25	30	35

200,000	37,500	52,358	68,074	83,789	99,505
225,000	42,188	58,608	75,886	93,164	110,443
250,000	46,875	64,858	83,699	102,539	121,380
300,000	56,250	77,358	99,324	121,289	143,255
400,000	75,000	102,358	130,574	158,789	187,005
500,000 and above	93,750	127,358	161,824	196,289	230,755

Note

(a)	The projected years of credited service in the Executive Pension Plan, at their normal retirement date under this Plan (age 65), for the Named Executive Officers are as follows: Mr. Comper 42 years, Mr. Bourdeau 41 years, Mr. Downe 34 years, Mr. Rogers 40 years and Mr. Ouellette 27 years (which includes 10 years of prior service with Nesbitt Thomson and Burns Fry, providing that Mr. Ouellette retires at age 65).

Retirement Agreements, Retirement Allowances and Termination of Employment

Bank of Montreal has entered into retirement agreements with the Named Executive Officers that outline the terms and conditions for retirement allowances, as well as other compensation applicable in the event of dismissal without cause or change of control. There are otherwise no employment agreements in place for the Named Executive Officers.

     Upon retirement, Messrs. Comper, Bourdeau, Downe, Ouellette and Rogers are each entitled to receive an annual retirement allowance during their lifetime pursuant to retirement agreements with the Bank. In the cases of Messrs. Comper and Bourdeau, the agreements require continuous employment with the Bank or a Bank subsidiary until age 62, but allow for early retirement at age 57 subject to a reduction in the allowance of 5% per year between ages 57 and 62. Messrs. Downe’s, Ouellette’s and Rogers’ agreements require continuous employment with the Bank or a Bank subsidiary until age 60, but allow for early retirement at age 55 (age 56 for Mr. Rogers) subject to a reduction in the allowance of 3% per year between ages 55 and 60. Upon normal retirement at age 62, Messrs. Comper and Bourdeau will each receive an annual retirement allowance based on 70% of their best average earnings less whatever annual amount is payable to them from the pension plan of the Bank and/or the pension plan of a subsidiary. Messrs. Downe, Ouellette and Rogers will receive upon normal retirement at age 60 an annual retirement allowance based on 2% of best average earnings for each year of credited service less whatever annual amount is payable from the pension plan of the Bank. If any such individual is receiving an annual retirement allowance at the time of his death the Bank would, subject to certain deductions, pay annually to his surviving spouse during her lifetime 60% of this retirement allowance. If such individual or his spouse is receiving an annual retirement allowance at the time of the death of the survivor of them, the amount that would otherwise be paid to the spouse upon his death would be divided and paid in equal shares to any surviving dependent children.

     Estimated annual retirement allowance benefits payable upon retirement to the specified Named Executive Officers are shown in the following table.

24   Bank of Montreal Proxy Circular

Estimated Annual Retirement Allowance Benefits (at normal retirement)

Best average earnings ($) (a)	Age 62 ($)(b)	Age 60 ($)(b)(c)

500,000	350,000	300,000
750,000	525,000	450,000
1,000,000	700,000	600,000
1,250,000	875,000	750,000
1,500,000	1,050,000	900,000
1,750,000	1,225,000	1,050,000
2,000,000	1,400,000	1,200,000

Notes

(a)	Best average earnings for Messrs. Comper and Bourdeau at normal retirement is the sum of the final 12 months’ salary plus one-fifth of the aggregate of the best five years of bonuses awarded, except in Mr. Bourdeau’s case, where the best five years’ average bonus is limited to 200% of final salary. For early retirement between ages 57 and 62, best average bonus is limited to 45% of final salary, except in Mr. Bourdeau’s case, where the best average bonus is limited to 100% of final salary. Best average earnings for Messrs. Downe, Ouellette and Rogers is the sum of the final 12 months’ salary plus one-fifth of the aggregate of the best consecutive five years of bonuses, limited to 45% of final salary.

(b)	Annual benefits payable upon retirement will be reduced by the annual amount payable under the pension plan of the Bank and/or a pension plan of a subsidiary.

(c)	Amounts shown assume 30 years of service at age 60. For each year that the Named Executive Officer’s actual service is more or less than 30 years, the annual benefit shown would vary by 2% of best average earnings.

     Based on current compensation, the estimated annual benefits payable upon retirement are as follows: Mr. Comper $1,574,300, Mr. Bourdeau $686,000, Mr. Downe $606,412, Mr. Ouellette $246,500 and Mr. Rogers $642,204.

     The retirement agreements also provide that, if the Named Executive Officer leaves the employ of the Bank within two years of a change of control due to a material change in the executive’s responsibilities, the executive is deemed to have been dismissed without cause by the Bank. The retirement agreements provide that if a Named Executive Officer is dismissed without cause by the Bank on or after age 50 and prior to the normal retirement date, he is entitled to a retiring allowance payable at normal retirement age based upon a percentage of pensionable earnings according to his age at the time of dismissal. Alternatively, the Named Executive Officer may elect to receive the allowance on a reduced basis as early as the date of dismissal. Given the respective ages and years of service for each Named Executive Officer as at October 31, 2003, the following outlines the range of pensionable earnings payable (the lower percentage represents the allowance that would be payable if the Named Executive Officer elected to commence receiving the allowance on a reduced basis at the date of dismissal and the higher percentage is the allowance payable commencing at the Named Executive Officer’s normal retirement age): Mr. Comper 50% to 70% of pensionable earnings, Mr. Bourdeau 39% to 70% of pensionable earnings, Mr. Downe 25% to 58% of pensionable earnings, Mr. Ouellette 16% to 34% of pensionable earnings and Mr. Rogers 53% to 70% of pensionable earnings. If Mr. Comper or Mr. Bourdeau are dismissed without cause by the Bank and have reached the applicable age for early retirement benefits, the executive may elect to receive an early retirement allowance as described earlier on page 24 in lieu of the allowances described in this paragraph.

     In addition, under the terms of the retirement agreements, if a Named Executive Officer is dismissed without cause by the Bank, that executive is entitled to a lump sum severance payment as follows:

•	Mr. Comper — two-and-a-half times the sum of annual salary and one-third of the aggregate of the best three years’ bonuses.

•	Mr. Bourdeau — two times the sum of annual salary and one-third of the aggregate of the best three years’ bonuses.

•	Messrs. Downe, Ouellette and Rogers — two times the sum of annual salary and the average of the best five consecutive years’ bonuses.

•	All Named Executive Officers are entitled to any other amounts or benefits to which they are otherwise entitled under the Bank’s compensation and benefits programs for all executives.

Bank of Montreal Proxy Circular   25

Executive Compensation (continued)

Supplemental Information — Compensation for 2004

Decisions regarding 2004 salary increases, mid-term incentive awards and long-term incentive awards for Named Executive Officers were made under the Plans described above in December 2003. While disclosure of this information is not required, the Bank believes this information would be of interest to shareholders, and it is therefore reported in the tables below.

1.  Base Salary Increases

The base salaries for the Named Executive Officers were reviewed against the median salaries of the relevant peer groups. The Committee determined salaries should remain unchanged.

2.  Option and Restricted Share Unit Grants (IBG MTIP)

The following table provides details on the stock option and restricted share unit grants approved in December 2003 for the fiscal year ending October 31, 2004 for the Named Executive Officers.

				Restricted share units (RS$)
	Options			(including IBG MTIP) (a)

	Number of securities	Exercise or base
Name	under options granted (#)	price ($/security)	Expiration date	RS$ (#)		RS$ ($)

F.A. Comper	157,900	$53.93	January 5, 2014		Nil	Nil
Y.J.P. Bourdeau	17,500	$53.93	January 5, 2014		1,900,000	35,097
W.A. Downe	44,100	$53.93	January 5, 2014	US	1,000,000	25,307
G.G. Ouellette	87,700	$53.93	January 5, 2014		Nil	Nil
R.G. Rogers	52,600	$53.93	January 5, 2014		Nil	Nil

Notes

(a)	The grants reported for Messrs. Bourdeau and Downe are phantom share units under the IBG MTIP granted on December 8, 2003 based on a share price of $54.136, which was the average closing price on the TSX of the Bank’s Common Shares for the five trading days up to and including the grant date. These units vest over a three-year period. Additional units are automatically credited as dividend equivalents during the vesting period.

3.  Long-Term Incentive Plan — Awards under the Bank’s Mid-Term Incentive Plan

The following table shows the grant value and number of Units awarded on December 8, 2003 to the Named Executive Officers under the Bank’s Mid-Term Incentive Plan for the fiscal year ending October 31, 2004.

				Estimated future payouts
	Securities, units or other rights (a)			under non-securities price-based plans (b)

				Performance or
				other period until
Name	($)		(#)	maturation or payout	Threshold (#)	Target (#)	Maximum (#)

F.A. Comper		2,800,000	56,611	3 years	0	56,611	84,917
Y.J.P. Bourdeau		300,000	6,066	3 years	0	6,066	9,098
W.A. Downe	US	400,000	11,080	3 years	0	11,080	16,619
G.G. Ouellette		900,000	18,197	3 years	0	18,197	27,295
R.G. Rogers		880,000	17,792	3 years	0	17,792	26,688

Notes

(a)	Performance Share Units granted under the Mid-Term Incentive Plan on December 8, 2003 based on a share price of $49.46, which was the average closing price on the TSX of the Bank’s Common Shares for the 90 calendar days ending December 7, 2003.

(b)	Estimated future payouts are based on the number of Units. The actual payout value will be based on the average closing price on the TSX of the Bank’s Common Shares for the 90 calendar days preceding the vesting date, will include accumulated dividend equivalents automatically credited and will be adjusted for the Bank’s annualized TSR relative to its peer group.

26   Bank of Montreal Proxy Circular

Directors, Executive Officers and Senior Officers — Indebtedness

To the knowledge of the Bank, as at December 31, 2003 there was no outstanding indebtedness to the Bank or its subsidiaries incurred by persons who were, during the fiscal year ended October 31, 2003, directors, officers and employees, relating to the purchase of securities of the Bank or its subsidiaries.

     To the knowledge of the Bank, total indebtedness other than in connection with the purchase of securities of the Bank or its subsidiaries incurred by persons who were, during the fiscal year ended October 31, 2003, directors, officers and employees of the Bank or its subsidiaries, is approximately $383,257,400. The Bank does not grant personal loans to its directors and executive officers, as such terms are defined under the United States Sarbanes-Oxley Act, except in accordance with that Act.

Table of Indebtedness of Directors and Executives (a) Other than under Securities Purchase Programs (b)(c)

		Largest amount outstanding
Name and	Involvement of	during the year ended	Amount outstanding as at
principal position	issuer or subsidiary	October 31, 2003 ($)	December 31, 2003 ($)

Y.J.P. Bourdeau President and Chief Operating Officer, BMO Nesbitt Burns	Bank/Lender	US 80,005	US 80,675

F.A. Comper Chairman and Chief Executive Officer	Bank/Lender	111,672	63,127

C.J. Hunt Vice-President and Chief Accountant	Bank/Lender	32,590	27,662

R. Sirkis Executive Vice-President, General Counsel and Taxation	Bank/Lender	441,330	438,405

F.J. Techar (d) President and Chief Executive Officer, Harris Bankcorp, Inc. Harris	Bank/Lender	US 2,194,942	US 1,800,000

Notes

(a)	“Executives” means the members of the Bank’s Management Board, including the Chairman and Chief Executive Officer, and selected other officers of the Bank or its subsidiaries performing a policy-making function in respect of the Bank.

(b)	Effective September 1, 1999, new loans and mortgages to executive officers were no longer available at preferred rates, other than mortgages for Bank-initiated transfers and credit card loans to employees; a select suite of customer loan and mortgage products is now offered to employees at rates normally accorded to preferred customers. Existing loans and mortgages at preferred rates will be phased out by September 1, 2004.

–	Prior to September 1, 1999, loans to executive officers for personal purposes, principally for consumer purchases, home improvement and sundry investments, were made available at an interest rate of one-half of the Bank’s prime rate to a maximum of $25,000. Loans in excess of this amount were available at prime rate. — Prior to September 1, 1999, mortgage loans were available to executive officers for the purchase of or renovations to their principal residence based on funding limits determined by geographic location. Interest rates were 2% below the Bank’s posted rates, with a minimum rate of 6%. Mortgage loans at customer rates were also available.

–	For Bank-initiated transfers, mortgage loans are available for the purchase of a principal residence based on funding limits set by geographic location. These funds are available in two tranches and each tranche has a funding limit. For the first tranche, funds are available at 3% with interest only payable for the first five years and thereafter at 3% with principal plus interest payable. The second tranche funds are available (to location limits) at 1.5% below the posted rate. There is no set minimum lending rate.

–	For both normal and transferee mortgages, additional funds beyond those set for location limits are available at customer rates. Mortgages are amortized to a maximum of 25 years. Security is in accordance with customer lending practices for both loans and mortgages to executive officers.

(c)	Full-time employees are eligible for Mosaik MasterCard cards at an interest rate that is 50% of the customer No Fee interest rate option.

(d)	Mr. Techar’s indebtedness represents a mortgage loan for a Bank-initiated transfer. The full amount of the loan is at customer rates.

     Bank of Montreal Proxy Circular   27

Performance Graph

This graph compares the total cumulative shareholder return on $100 invested in Common Shares of the Bank on October 31, 1998 with the cumulative total returns of two Toronto Stock Exchange indices for the five most recently completed financial years.

Note

Dividends paid on Common Shares of the Bank are assumed to be reinvested at the closing share price on the dividend payment date. The two TSX indices are total return indices and they include dividends reinvested.

Directors’ and Officers’ Insurance

The Bank has purchased, at its expense, an integrated insurance policy, which expires October 31, 2004 and includes Directors’ and Officers’ Liability Insurance under two sections. The first section relates to individual protection provided for directors and officers against liability incurred by them in their capacities as directors and officers of the Bank and its subsidiaries. This section has a limit of $300 million for each claim and an aggregate limit of $300 million. There is no deductible.

     When the law permits or requires the Bank to provide an indemnity to a director or officer, the second section applies, and provides payment on behalf of the Bank under the indemnity. This section has a limit of $300 million for each claim and a shared aggregate limit of $300 million subject to a deductible of $50 million.

     Premiums paid by the Bank for the integrated risk policy include approximately $3.1 million per annum relating to the Directors’ and Officers’ Liability Insurance.

Additional Information

If you would like to obtain, at no cost to you, a copy of any of the following documents:

(a)	the latest Annual Information Form of the Bank together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b)	the comparative financial statements of the Bank for the financial year ended October 31, 2003 together with the accompanying report of the auditors thereon and any interim financial statements of the Bank for periods subsequent to October 31, 2003; and,

(c)	this Proxy Circular,

please send your request to:

Bank of Montreal Corporate Secretary’s Department 21st Floor, 1 First Canadian Place Toronto, Ontario M5X 1A1

Fax: (416) 867-6793 Telephone: (416) 867-6785

Email: corp.secretary@bmo.com

Directors’ Approval

     The Board of Directors of the Bank has approved the contents and the sending of this Proxy Circular to the shareholders.

/s/ Velma J. Jones

Velma J. Jones
Vice-President and Secretary
January 5, 2004

28   Bank of Montreal Proxy Circular

Schedule 1 — Governance Practices

Extensive regulatory changes have come into effect, many arising from the rules and regulations issued by the United States Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE) giving effect to the provisions of the United States Sarbanes-Oxley Act, while further changes from the Ontario Securities Commission are anticipated. The Bank has amended its governance practices as these regulatory changes have come into effect and will continue to follow the changes and consider amendments to its governance practices as appropriate.

     The Bank’s governance practices are consistent with, and in a number of instances go beyond, the Toronto Stock Exchange (TSX) guidelines. A comparison of the Bank’s governance practices with the TSX corporate governance disclosure guidelines is set out below.

     Throughout the schedule, references to documents and information available on the Bank’s website can be found at www.bmo.com/investorrelations.

Toronto Stock Exchange Guidelines	The Bank’s Governance Practices

Guideline 1

The Board should explicitly assume responsibility for stewardship of the Bank and specifically for:

The Board, either directly or through Board committees, is responsible for management or supervision of management of the business and affairs of the Bank with the objective of enhancing shareholder value. The roles and responsibilities of the Board and each of its committees are set out in formal written charters, the full text of which can be found on the Bank’s website. These charters are reviewed annually to ensure they reflect best practices as well as any applicable regulatory requirements. A report on the activities of each committee during 2003 is included on pages 13 to 17 of this Proxy Circular.

     The Board’s Approval/Oversight Guidelines precisely define the roles and responsibilities of the Board and management and explicitly delineate the lines of accountability that exist within the Bank.

     FirstPrinciples, our comprehensive code of business conduct and ethics, provides a framework for employees on the conduct and ethical decision-making integral to their work. The code is available on our website.

Guideline 1(a)

adoption of a strategic planning process

The Board reviews and approves the Bank’s strategic plans. In addition to addressing key initiatives, these plans include details of the opportunities, risks, competitive position, financial projections and other key performance indicators for each of the principal business groups. An annual strategy session enables directors to gain a fuller appreciation of planning priorities and progress being made in relation to the strategic plans. It also provides the opportunity for directors to give constructive feedback to management. Throughout the year, directors receive strategic updates on the progress of each of the principal business groups as part of regular Board meetings.

Guideline 1(b)

identification of the principal risks of the Bank’s business and ensuring implementation of appropriate systems to manage those risks

The Board, through its Risk Review Committee, considers risk issues in the broad context of the Bank’s enterprise-wide strategic management framework. It approves corporate policies and risk limits that address the management of the risk and return from credit, market, liquidity, operational and business risk and such other risk management controls as are considered by the committee to be appropriate for prudent business practice. The committee also reviews the core methods and procedures established by management for control of key risks.

Guideline 1(c)

succession planning, including appointing, training and monitoring senior management

The Board’s Human Resources and Management Compensation Committee annually reviews succession planning for senior management, including development and monitoring of senior management, and makes recommendations to the Board. The Board appoints senior management and annually reviews the succession plans for these positions. (Senior management in this context means Senior Vice-Presidents and above.)

     Bank of Montreal Proxy Circular   29

Schedule 1 — Governance Practices (continued)

Toronto Stock Exchange Guidelines	The Bank’s Governance Practices

Guideline 1(d)

communications policy

The Board, through its Risk Review and Audit Committees, has approved a Disclosure Policy covering the timely dissemination of all material information. The policy, which is reviewed annually, establishes consistent guidance for determining what information is material, how it is to be disclosed including, to avoid selective disclosure, making all material disclosures on a widely disseminated basis. The Bank seeks to communicate with its shareholders and other stakeholders through a variety of channels, including its annual report, quarterly reports, annual information form, news releases, website and industry conferences.

     Shareholder feedback is received through one-on-one or group meetings with institutional shareholders, as well as through informal surveys conducted by the Bank’s Investor Relations Department. Feedback from retail shareholders is generally received by email or telephone. Shareholder concerns are addressed promptly by the Investor Relations or Shareholder Services groups. Wherever possible, appropriate changes are made in response to these concerns.

Guideline 1(e)

integrity of the Bank’s internal control and management information systems

The Audit Committee of the Board requires management to implement and maintain appropriate systems of internal control. The Chief Auditor reports quarterly to the committee on the quality of the internal control processes. The committee meets regularly with the Chief Auditor, Chief Compliance Officer, Shareholders’ Auditors, regulators and management to assess the adequacy and effectiveness of these systems.

Guideline 2

A majority of directors should be “unrelated”.

All directors standing for election on February 24, 2004, with the exception of the Chairman and Chief Executive Officer, Mr. Comper, are “unrelated” within the meaning of the TSX guidelines and “independent” within the meaning of the NYSE corporate governance rules.

Guideline 3

The Board has responsibility for applying the definition of “unrelated director” to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the Board has a majority of unrelated directors. (Under the TSX guidelines, an “unrelated director” is a director who is independent of management and free from any business or other relationships which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Bank.)

The Board has adopted categorical standards for determining whether a director is “unrelated” within the meaning of the TSX guidelines and “independent” within the meaning of the NYSE rules, the full text of which can be found on the Bank’s website. A director is “unrelated” and “independent” under these standards if the Board determines that the director has no material relationship with the Bank or any of its affiliates, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Bank. In addition, certain relationships deem a director not to be “unrelated” or “independent” under these standards. Based on information provided by directors as to their individual circumstances, the Board has determined that only one of the 16 persons proposed for election to the Board for 2004 is not “unrelated” and “independent”, and that is the Chairman and Chief Executive Officer.

Guideline 4

The Board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are “unrelated” directors, with responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.

The Governance and Nominating Committee, composed exclusively of outside directors, all of whom are “unrelated” and “independent”, is responsible for identifying and recommending to the Board suitable director candidates. In undertaking this responsibility the committee adheres to its Selection, Approval, Renewal and Succession of Directors process. As part of the process, the committee periodically assesses the skill sets of current Board members and identifies any additional skill sets deemed to be beneficial when considering Board candidates. The committee maintains a list of potential director candidates for its future consideration.

     Prior to agreeing to join the Board, new directors are given a clear indication of the workload and time commitment required.

30   Bank of Montreal Proxy Circular

Toronto Stock Exchange Guidelines	The Bank’s Governance Practices

Guideline 5

The Board should implement a process, to be carried out by the nominating committee or other appropriate committee, for assessing the effectiveness of the Board, its committees and the contribution of individual directors.

The Governance and Nominating Committee annually conducts a peer evaluation process to provide feedback to individual directors on their effectiveness. The survey results are compiled by an outside consultant to ensure confidentiality. The consultant rates each director in relation to the standards of performance established in the Board’s Charter of Expectations for Directors, the text of which can be found on page 34.

     The committee also conducts an annual evaluation of the effectiveness of the Board and its committees. The survey covers the operation of the Board and its committees, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, effectiveness of the Chairman in managing Board meetings, effectiveness of the Lead Director, strategic direction and process. A separate survey is conducted for each of the Board committees. The results of the surveys form the basis of recommendations to the Board for change.

     Each year the Governance and Nominating Committee assesses the performance of the Chairman and CEO in his capacity as Chairman of the Board, and reviews the results with the Board and the Chairman.

Guideline 6

The Board should provide an orientation and education program for new directors.

The Governance and Nominating Committee is responsible for the orientation and education of new directors. New directors are provided with a Directors’ Handbook containing details of the Bank’s organizational structure, the structure of the Board and its committees, the Board’s Approval/Oversight Guidelines, compliance requirements for directors, corporate policies, by-laws and a glossary of commonly used acronyms, as well as agendas and minutes for Board meetings for the preceding 12 months. One-on-one meetings are arranged with the heads of each of the Bank’s principal business groups for the new director to learn about the various functions and activities of the Bank. On an ongoing basis, as part of regular Board meetings directors are given presentations on various aspects of the Bank’s operations.

Guideline 7

The Board should examine its size and undertake, where appropriate, a program to reduce the number of directors to a number which facilitates effective decision-making.

At the Annual Meeting on February 24, 2004, 16 directors will stand for election for a one-year period. The matter of Board size is considered formally on an annual basis by the Board, and on an ongoing basis by its Governance and Nominating Committee. The Board is of the view that its current membership has the necessary breadth and diversity of experience, is of an appropriate size to provide for effective decision-making and staffing of Board committees, and addresses succession planning requirements.

Guideline 8

The Board of directors should review the adequacy and form of compensation of directors and ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director.

The Governance and Nominating Committee of the Board annually reviews directors’ compensation to ensure it is competitive and consistent with the responsibilities and risks involved in being an effective director. This year, the committee recommended, and the Board approved, a significant increase in the retainer for Board members, Chairs of the committees and Lead Director. The increase was intended to bring the Board’s compensation generally in line with those of Boards of other major Canadian corporations and to reflect the increased responsibility and workload of directors. Details of directors’ compensation are disclosed on page 11. Subject to implementation of a compensation adjustment, the committee recommended, and the Board approved, discontinuing future grants under the Non-Officer Director Stock Option Plan provided that the proposed amendment to Special By-law “A” is approved by shareholders at the Annual Meeting on February 24, 2004.

     The Board continues to require a director to hold the equivalent of six times his/her annual retainer in either Common Shares or Deferred Share Units and until such time as this threshold is achieved, directors are required to take all remuneration in the form of Common Shares or Deferred Share Units. Current shareholdings of directors are shown as part of each director’s resumé commencing on page 7.

     Bank of Montreal Proxy Circular   31

Schedule 1 — Governance Practices (continued)

Toronto Stock Exchange Guidelines	The Bank’s Governance Practices

Guideline 9

Committees of the Board should
generally be composed of outside
directors, a majority of whom are
unrelated, although some Board
committees may include one or more
inside directors.

All Board committees are composed solely of outside directors who are “unrelated” and “independent”.

     Given the efficiencies achieved with the smaller Board, earlier this year the Board approved rescinding the mandate of the Executive Committee. The Board now has five committees. The reports of each committee, including the names of the Chair and committee members, can be found commencing on page 13.

Guideline 10

The Board should assume responsibility for, or assign to a committee of directors the general responsibility for, developing the approach to governance issues. This committee would, among other things, be responsible for the Bank’s response to these governance guidelines.

The Governance and Nominating Committee monitors best practices for governance worldwide and annually reviews the Bank’s governance practices to ensure that the Bank continues to exemplify high standards of corporate governance. The committee recently completed an extensive review of all Board committee charters to ensure that they meet all applicable regulatory requirements as well as best practices. As previously mentioned, the full text of the revised charters can be found on the Bank’s website.

     The committee is also responsible for the Bank’s response to the TSX governance guidelines.

Guideline 11

The Board of directors, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management’s responsibilities. The Board should approve or develop corporate objectives which the CEO is responsible for meeting.

As noted in the response to Guideline 1, the Board’s Approval/Oversight Guidelines precisely define the roles and responsibilities of the Board and management and set out those matters requiring Board approval and those of which the Board must be advised following action by management.

     Following review by the Governance and Nominating Committee, the Board annually approves its charter. The position description of the CEO is the responsibility of the Human Resources and Management Compensation Committee.

     The Human Resources and Management Compensation Committee, which is comprised exclusively of “unrelated” and “independent” directors, reviews and approves corporate objectives that the Chief Executive Officer is responsible for meeting each year. The committee also conducts the annual assessment of the Chief Executive Officer’s performance in relation to those objectives and reports the results of the assessment to the Board.

Guideline 12

The Board should have in place appropriate structures and procedures to ensure it can function independently of management. An appropriate structure would be to (i) appoint a chair of the Board who is not a member of management with responsibility to ensure the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the Board or to a director sometimes referred to as the “lead director”. Appropriate procedures may involve the Board meeting on a regular basis without management present and may involve assigning the responsibility for administering the Board’s relationship to management to a committee of the Board.

The Board formally adopted the structure of Lead Director in 1997 and appointed the Chair of the Governance and Nominating Committee to this role. The Lead Director provides leadership to the Board in those instances where the joint roles of Chairman and CEO could potentially be in conflict. He ensures that the Board operates independently of management and that directors have an independent leadership contact. As part of his responsibilities, the Lead Director annually meets with each director to obtain insight as to areas where the Board and its committees could be operating more effectively.

     During the course of fiscal 2003, the Governance and Nominating Committee again reviewed the roles of Chairman and CEO and recommended to the Board that for the present these roles continue to be combined.

     At every Board meeting, the Lead Director chairs a session at which only non-management directors are present. It is also the practice of each Board committee to meet without management present during the course of its meetings.

32   Bank of Montreal Proxy Circular

Toronto Stock Exchange Guidelines	The Bank’s Governance Practices

Guideline 13

The Audit Committee should be composed only of outside directors. The roles and responsibilities of the Audit Committee should be defined to provide appropriate guidance to the Audit Committee members as to their duties. The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.

The Audit Committee is composed exclusively of outside directors, all of whom are “unrelated” and “independent” directors. In addition, the Board has determined that each member of the committee is “Financially Literate” and that each of Messrs. Chevrier and Orsino and Mme Saucier is an “Audit Committee Financial Expert” within the meaning of the SEC rules relating to audit committees. The roles and responsibilities of the committee are set out in the Committee’s charter, which was reviewed and updated this year to ensure compliance with applicable regulatory requirements as well as best practices in today’s governance environment. The Audit Committee charter is reviewed by the committee and the Board at least annually, as are all committee charters.

At each meeting of the Audit Committee, members of the committee meet separately (without management present) with the Chief Auditor and Shareholders’ Auditors to review specific issues.

The committee members also meet annually with representatives of the Office of the Superintendent of Financial Institutions without management present.

As outlined in its charter, the Audit Committee requires management to implement and maintain appropriate internal control. Annually the committee reviews and approves the internal control policy and Corporate Audit mandate. The committee meets quarterly with the Chief Auditor and management on matters of internal control. The committee approves all non-audit work performed by the Shareholders’ Auditors.

Guideline 14

The Board should implement a system which enables an individual director to engage an outside advisor at the expense of the Bank in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.

Individual directors may engage outside advisors at the expense of the Bank in appropriate circumstances. The Governance and Nominating Committee coordinates such requests. There were no requests to hire outside advisors during fiscal 2003.

     In addition, committee members are entitled to engage outside advisors to assist them in fulfilling their committee duties and responsibilities as necessary. During the year, the Governance and Nominating Committee engaged an outside consultant to compile the results of the Board surveys and to advise on other governance matters. Also, the Human Resources and Management Compensation Committee engaged outside consultants on compensation matters.

New York Stock Exchange Corporate Governance Rules

With respect to the Bank’s governance procedures as compared with the NYSE corporate governance rules, the Bank is substantially in compliance with these standards. In particular, all directors standing for election on February 24, 2004, with the exception of the Chairman and Chief Executive Officer, have been determined by the Board to be “independent” within the meaning of the NYSE rules under the categorical standards adopted by the Board and described above under Guideline 3. In addition, the Bank’s Audit Committee, Human Resources and Management Compensation Committee and Governance and Nominating Committee are comprised exclusively of “independent” directors and have formal written charters addressing the purposes and responsibilities of such committees under the NYSE rules. Further, the Bank has a code of business conduct and ethics, FirstPrinciples, which applies to the Bank’s directors, officers and employees. The full text of the categorical standards adopted by the Board, the Board committee charters and FirstPrinciples can be found on the Bank’s website and are also available in print to any shareholder upon request.

     Bank of Montreal Proxy Circular   33

Schedule 1 — Charter of Expectations for Directors

The Bank has adopted a Charter of Expectations for Directors which sets out the specific responsibilities to be discharged by the Bank’s directors and the individual roles expected of them. The Charter also stipulates the personal and professional characteristics of directors. This stipulation forms a recruitment model for use in screening and selecting Board nominees.

Board Responsibilities

The Board of Directors is explicitly responsible for the stewardship of the Bank. To discharge this obligation, the Board should assume responsibility in the following areas:

Strategic Planning Process

•	Provide input to management on emerging trends and issues.

•	Review and approve management’s strategic plans.

•	Review and approve the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures.

Monitoring Tactical Progress

•	Monitor corporate performance against the strategic and business plans, including assessing operating results to evaluate whether the business is being properly managed.

Risk Assessment

•	Identify the principal risks of the Bank’s businesses and ensure that appropriate systems are in place to manage these risks.

Senior Level Staffing

•	Select, monitor, evaluate and, if necessary, replace the Chief Executive Officer and other senior executives, and ensure management succession.

Integrity

•	Ensure the integrity of the Bank’s internal control and management information systems.

•	Ensure ethical behaviour and compliance with laws and regulations, audit and accounting principles, and the Bank’s own governing documents.

Material Transactions

•	Review and approve material transactions not in the ordinary course of business.

Monitoring Board Effectiveness

•	Assess its own effectiveness in fulfilling the above and other Board responsibilities, including monitoring the effectiveness of individual directors.

Other

•	Perform such other functions as prescribed by law or assigned to the Board in the Bank’s governing documents.

Director Attributes

To execute these Board responsibilities, directors must possess certain characteristics and traits:

Integrity and Accountability

•	Directors must demonstrate high ethical standards and integrity in their personal and professional dealings, and be willing to act on — and remain accountable for — their boardroom decisions.

Informed Judgement

•	The ability to provide wise, thoughtful counsel on a broad range of issues ranks high among the qualities required in directors. They must develop a depth of knowledge of banking, in order to understand and question the assumptions upon which the strategic and business plans are based, and to form an independent judgement as to the probability that such plans can be achieved.

Financial Literacy

•	One of the most important roles of the Board is to monitor financial performance. To do this, directors must have a high level of financial literacy. They should know how to read financial statements, and they should understand the use of financial ratios and other indices for evaluating company performance.

Mature Confidence

•	Teamwork

Directors who value Board and team performance over individual performance, and who possess respect for others, facilitate superior Board performance.

•	Communication

Openness to others’ opinions and the willingness to listen should rank as highly as the ability to communicate persuasively. Directors must approach others assertively, responsibly and supportively, and be willing to raise tough questions in a manner that encourages open discussion.

Track Record and Experience

•	In today’s highly competitive world, only companies capable of performing at the highest levels are likely to prosper. Directors must bring a history of achievement that reflects high standards for themselves and others.

34   Bank of Montreal Proxy Circular

Schedule 2 — Notice of Change of Auditors

The following are documents filed with regulatory authorities with respect to a change of auditors pursuant to National Policy Statement No. 31 of the Canadian Securities Administrators.

Bank of Montreal Proxy Circular   35

36   Bank of Montreal Proxy Circular

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215
Direct Tel. 416 869 2458
Direct Fax 416 365 8182

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilieres du Quebec
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission
Government of Northwest Territories
Government of Nunavut
Government of Yukon

Dear Sirs/Mesdames:

Bank of Montreal – National Policy 31
(Change of Auditors of a Reporting Issuer)

We have read the Notice of Change of Auditor (the "Notice") dated the 25th day of November, 2003 and are in agreement with the statements contained in such Notice.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Canada
November 25, 2003

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Bank of Montreal Proxy Circular   37

KPMG

KPMG LLP
Chartered Accountants
Commerce Court West
PO Box 31 Stn Commerce Court
Suite 3300
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilieres du Quebec
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission
Government of Northwest Territories
Government of Nunavut
Government of Yukon

Dear Sirs/Mesdames:

Bank of Montreal - National Policy 31
(Change of Auditors of a Reporting Issuer)

We have read the Notice of Change of Auditor (the "Notice") dated the 25th day of November, 2003 and are in agreement with the statements contained in such Notice.

Yours very truly,

KPMG LLP

Chartered Accountants
Toronto, Canada
November 25, 2003

38   Bank of Montreal Proxy Circular

Schedule 3 — Shareholder Proposals

The following four shareholder proposals have been submitted for consideration at the Annual Meeting of Shareholders. The Bank is legally required to include these proposals in this Proxy Circular. For the reasons discussed below, the Board of Directors and management of the Bank recommend that shareholders vote AGAINST proposals 1, 2 and 3 and FOR proposal 4.

The Association for the Protection of Quebec Savers and Investors Inc. (APEIQ), 425 Maisonneuve Blvd. West, Suite 1002, Montreal, Quebec H3A 3G5, has submitted three proposals. These proposals and the APEIQ’s supporting comments (translated from French into English) are set out verbatim, in italics, below.

Proposal No. 1

It is proposed that the corporation adopt a by-law prohibiting the chief executive officer from sitting on the board of another unrelated corporation listed on a stock exchange.

     The position of chief executive officer is the most important position of a business corporation. It is therefore normal that the holder of such position devotes a substantial part of his time, his energy and abilities to the enhancement of the business of the Corporation. Furthermore, the substantial compensation attached to that position should convince the chief executive officer to restrict his commitments to third parties. The advantages of the business relationships which often serve to justify participation of the chief executive officer on boards of other corporations are not endangered because such relationships can be developed, and are in fact developed, in many other ways. We therefore wish that the chief executive officer, by devoting all of his energies to the business of the Corporation and by avoiding sitting on boards of unrelated corporations listed on a stock exchange, prevents his management from being unduly influenced by factors unrelated to the business.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

The Bank’s Chief Executive Officer does not currently serve on the board of any other publicly listed corporation. The Chief Executive Officer must obtain the approval of the Bank’s Board before accepting an outside directorship. There may be circumstances in which it would be in the best interests of the Bank and its shareholders for the Chief Executive Officer to serve on the board of another publicly listed corporation. Such a decision must be based on the specific circumstances at that time.

     The Board believes that the Bank should maintain the flexibility for the Chief Executive Officer to serve in such roles as may be appropriate in the circumstances.

     If a proposal of this nature were to become common industry practice it would severely limit the range of experience and leadership of potential candidates who could serve as directors of publicly listed corporations, including the Bank, we believe, to the detriment of the Bank’s shareholders.

The Board of Directors recommends that shareholders vote against Proposal No. 1.

Proposal No. 2

It is proposed that the Corporation disclose the total value of the pension benefits granted to each of its senior executives as well as the related annual costs and declare any actuarial deficit of such plans.

     Pension benefits are an integral, and one of the most important, part of the aggregate compensation of senior executives. There has been a dramatic increase in this form of compensation in the last few years, as well as in the granting of stock options. Since pension plans represent a major long-term commitment of corporations, it is not enough to mention the annual value of pension benefits and other benefits granted at the time the senior executive retires. Shareholders should be able to consider the total value of pension benefits granted by the corporation to each of its senior executives and the cost of such benefits to the corporation. This information is highly relevant since it will allow shareholders to put the benefits granted to retiring senior executives into perspective with their former compensation, their length of duty, and their contribution to the success of the corporation. Investors will also be able to assess the competence of the compensation committee and of the board of directors as a whole in that respect.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

The Bank’s Proxy Circular provides disclosure on pension benefits for senior executives in compliance with regulatory requirements. This disclosure is not, however, as extensive as is suggested by this proposal.

     The Bank is concerned that more extensive disclosure of the nature requested by this proposal could potentially be misleading to shareholders as currently there are no widely accepted reporting standards for disclosure. Valuing pensions is very complex, and numerous actuarial assumptions are involved in such calculations. Such factors as expected retirement date, future promotions, compensation levels at retirement, interest rates and investment returns will affect these calculations and may result in significant fluctuations in year-over-year data. Given the lack of clear reporting standards, the resulting calculations would not allow meaningful comparisons with other publicly traded companies.

     The Bank would support the establishment of comprehensive reporting guidelines by the regulators. However, for the reasons indicated, the Board believes this proposal would not be appropriate without broader regulatory guidelines in place.

The Board of Directors recommends that shareholders vote against Proposal No. 2.

Bank of Montreal Proxy Circular   39

Schedule 3 — Shareholder Proposals (continued)

Proposal No. 3

It is proposed that the corporation adopt a by-law to force senior executives and any other insider to give a ten calendar day prior notice before trading shares of the corporation, including the exercise of stock options.

     Members of the senior management and the board of directors of a corporation hold privileged information on its financial position and its short- and mid-term perspectives. Their transactions on shares of the corporation are likely to affect the trading price because investors are well aware that these insiders have access to privileged, first-hand information which is not known to all. For a number of years, stock exchange by-laws require that such transactions be reported within a certain period following the transaction, but such requirement is clearly insufficient. By the time these transactions are disclosed to regulatory authorities and made public, their impact on the trading price of the shares has already occurred. In fairness to all, shareholders and investors should be informed sufficiently beforehand the transaction to allow them to assess the potential meanings and consequences of such transactions. It should be noted that the pre-announcement of the transaction is one of the recommendations of the U.S. Conference Board in its Blue Ribbon Task Force Report on Public Trust and Private Enterprise.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

All insiders, including each senior executive, are prohibited by law from engaging in trading activities involving Bank shares if they have material, non-public information. The Bank has established strict corporate policies around the personal trading in Bank securities by senior executives. These include any such trading activities being limited to certain trading windows following the public announcement of the Bank’s quarterly and year-end financial results. The Bank strongly disagrees with the assertion in this proposal that senior executives trade with knowledge of material, non-public information.

     The proposal to require all senior executives and other insiders to provide advance notice of their intention to sell shares raises a number of practical issues not addressed by current regulatory rules. These would need to be addressed in a wider forum with market participants and regulators to ensure orderly and efficient procedures existed for implementation of such notice requirements for a wide audience.

     The Board believes that the current prohibitions in law and the Bank’s trading policies fully address appropriate conditions for the trading in Bank shares by senior executives and other insiders.

     The Board of Directors recommends that shareholders vote against Proposal No. 3.

The following proposal has been submitted by three shareholders: Real Assets Investment Management Inc., Suite 801, 1166 Alberni Street, Vancouver, B.C. V6E 3Z3; Ethical Funds Inc., 1441 Creekside Drive, 8th Floor, Vancouver, B.C. V6J 4S7; and Meritas Mutual Funds, 410 Hespeler Road, Unit 5, Cambridge, Ontario N1R 6J6. The proposal and supporting comments are set out verbatim, in italics, below.

Proposal No. 4

Be It Resolved That the Board of Directors issue a report (at reasonable cost and omitting proprietary information) detailing how the Bank evaluates and manages risks associated with environmental liability, such a report to include a description of: criteria and methods used by the Bank to define an environmentally responsible borrower; reasonable precautions used by the Bank to ensure that, subject to sound judgement, credit is provided only to environmentally responsible borrowers; and systems and procedures used by the Bank to ensure that its own operations are conducted in an environmentally responsible and sustainable manner.

Supporting Statement:

In June, 2003, the international banking industry developed a voluntary code — the Equator Principles — as a framework for determining, assessing and managing environmental and social risks associated with project financing. BMO, while not a signatory to the Equator Principles, has acknowledged, through the UN Environment Programs, 1992 Statement by Financial Institutions on the Environment and Sustainable Development, that sustainable development is a fundamental aspect of sound business management and that identifying and quantifying environmental risks should be part of the normal process of risks assessment and management. As a signatory to the UNEP Statement BMO promised to integrate environmental considerations into its operations, asset management, and other business decisions, and to ‘periodically report on the steps...taken to promote integration of environmental considerations into...[its]...operations.’

     On page 31 of the Bank of Montreal Proxy Circular, 2003, the Board stated that “the Bank will include in its annual Public Accountability Statement a summary of its social ethical and environmental policies.” The 2002 Public Accountability Statement of the BMO states on page 33: “we take reasonable precautions to ensure that, as best we can, we provide credit only to environmentally responsible borrowers.”

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THIS PROPOSAL FOR THE FOLLOWING REASONS:

BMO is committed to the principles of sustainable development and, in particular, to the belief that the quality of our lives improves when economic growth is integrated with respect for the environment.

     The Bank has made the assessment of environmental issues an integral part of its normal lending process, its internal operations and its relationships with employees, customers, and the communities in which it operates.

40   Bank of Montreal Proxy Circular

     This proposal essentially speaks to making our environmental commitments more transparent by publishing our policy and reporting on our activities and results.

     The Bank intends to take a number of steps over the next year in this regard. This would include providing greater detail on our environmental practices in our Public Accountability Statement, publishing a description of our environmental policy on our website, and the implementation of appropriate measurement and reporting systems.

     The Bank believes the steps outlined above address this proposal.

The Board of Directors recommends that shareholders vote for Proposal No. 4.

The Association for the Protection of Quebec Savers and Investors Inc. (APEIQ), 425 Maisonneuve Blvd. West, Suite 1002, Montreal, Quebec H3A 3G5, has submitted a proposal which has been withdrawn based on the Bank’s clarification of its practices as described below. The withdrawn proposal dealt generally with the following issue:

•	That the Bank disclose, in its Proxy Circular, all boards of North American publicly listed corporations to which any nominee director sits or has sat during the last five years.

The Bank’s Proxy Circular has in the past disclosed for each director all boards of publicly listed corporations on which the director currently served. The Bank has expanded its disclosure this year to include, for each director, all boards of North American publicly listed corporations on which the director has served during the past five years.

Mr. J. Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2, has submitted three proposals which have been withdrawn based on the Bank’s affirmation of its practices as discussed below. The withdrawn proposals dealt generally with the following issues:

•	That the Bank disclose the identity of any affiliated or related director and the general nature of such director’s affiliation.

The Bank has disclosed in its Proxy Circular for this year and for each of the past two years that its only affiliated or related director is the Chairman and CEO. If in the future any additional director becomes affiliated or related, the Bank will disclose in its Proxy Circular the identity of such director and the general nature of such director’s affiliation and significant interests.

•	That the Bank affirm its commitment to industry-leading standards of governance.

The Bank’s corporate governance program provides clear guidance to investors with respect to its commitment to fairness and integrity in its management practices. This includes consultation with shareholders and employees. Proactive implementation of leading governance practices is the best way to ensure that regulators have less need to mandate practices and procedures. The Bank affirms its commitment to continually review, evaluate and, if appropriate, modify its governance program.

•	That the Bank affirm its policy to adhere to high standards in its advertising and sales promotions.

•	The Bank has always endeavoured to adhere to high standards in its advertising and sales promotions and affirms its commitment to continue to do so. The Bank fully supports treating its customers with integrity and honesty in all its dealings.

Bank of Montreal Proxy Circular   41